++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                 FILE PURSUANT TO RULE 424(b)(5)
                                                 REGISTRATION NO. 333-70371

                             Prospectus Supplement
                      to Prospectus Dated December 6, 1999

                                2,000,000 Shares

                                [MIDCOAST LOGO]

                        Midcoast Energy Resources, Inc.

                                  Common Stock
                                $16.06 per share
--------------------------------------------------------------------------------

Midcoast Energy Resources, Inc. is offering 2,000,000 shares of its common stock. This is a firm commitment underwriting.

Our common stock is listed on the American Stock Exchange under the symbol "MRS." On December 8, 1999, the last reported sale price of our common stock on the American Stock Exchange was $16.06 per share.

Investing in our common shares involves risks. See "Risk Factors" on page S-11 of this prospectus supplement.

                                                   Per Share    Total
                                                   --------- -----------
        Price to the public.......................  $16.06   $32,125,000
        Underwriting discount.....................    0.80     1,600,000
        Proceeds to Midcoast......................   15.26    30,525,000

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 300,000 additional shares from us within 30 days following the date of this prospectus supplement to cover over-allotments.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets                                         Prudential Securities

          The date of this prospectus supplement is December 8, 1999.

                                     [MAP]

                               Table of Contents

                                                                          Page
                                                                          ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary............................................  S-5
Risk Factors............................................................. S-11
Use of Proceeds.......................................................... S-17
Capitalization........................................................... S-18
Common Stock Price Range and Dividend Policy............................. S-19
Unaudited Pro Forma Combined Financial Statements........................ S-20
Business and Properties.................................................. S-25
Management............................................................... S-37
Underwriting............................................................. S-39
Legal Matters............................................................ S-41
Experts.................................................................. S-41
Transfer Agents and Registrars........................................... S-41
                                                                          Page
                                                                          ----
PROSPECTUS
About this Prospectus....................................................    3
Where You Can Find More Information......................................    3
Incorporation of Certain Documents by Reference..........................    4
Summary..................................................................    5
Forward-Looking Statements...............................................    5
Use of Proceeds..........................................................    6
Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and
 Preferred Stock Dividends...............................................    6
Description of Debt Securities...........................................    6
Description of Capital Stock.............................................   12
Description of Warrants..................................................   13
Selling Security Holders.................................................   15
Plan of Distribution.....................................................   15
Legal Matters............................................................   16
Experts..................................................................   17

                        About this Prospectus Supplement

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THE PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THE PROSPECTUS SUPPLEMENT.
                           -------------------------

                   Certain Definitions and Other Information

As used in this prospectus supplement and the accompanying prospectus, the terms "Midcoast," "we," "us" and "our" refer to Midcoast Energy Resources, Inc., a company organized under the laws of the State of Texas, and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" and "stock" means Midcoast's common stock, $.01 par value. Unless otherwise stated, all information contained in this prospectus supplement and the accompanying prospectus assumes no exercise of the over-allotment option granted to the underwriters.

Pro forma information in this prospectus supplement gives effect to our acquisition of Kansas Pipeline Company in November 1999.

As used in this prospectus supplement, "MMBtu" means 1,000,000 British thermal units, "Bcf" means 1,000,000,000 cubic feet of natural gas, "MMcf" means 1,000,000 cubic feet of natural gas and "Mcf" means 1,000 cubic feet of natural gas. Volumes expressed in cubic feet of natural gas may include quantities of petroleum liquids. In such cases, petroleum liquids quantities have been converted to a natural gas equivalent unit basis using a conversion ratio of one barrel of petroleum liquids to 6 Mcf of natural gas consistent with industry standards.

Our principal executive offices are located at 1100 Louisiana, Suite 2950, Houston, Texas 77002 and our telephone number is (713) 650-8900.

                         Prospectus Supplement Summary

This prospectus supplement summary highlights selected information from this prospectus supplement but may not contain all of the information that is important to you. This prospectus supplement includes specific terms of the offering of our common stock, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus, including the "Risk Factors" section in this prospectus supplement, and the documents we incorporate by reference, before making an investment decision.

                                  The Company

We are a rapidly growing pipeline company engaged in the transportation, gathering, processing and marketing of natural gas and other petroleum products. We currently own and operate over 3,800 miles of pipeline, including interstate and intrastate transmission pipelines, end-user pipelines and gathering systems, with an aggregate daily throughput capacity of approximately
3.0 Bcf per day. In addition, we have four processing and treating plants with an aggregate throughput capacity of approximately 100 MMcf per day. Our principal assets are located in Alabama, Kansas, Louisiana, Mississippi, Missouri, Oklahoma, Texas and Canada. In November 1999, we purchased Kansas Pipeline Company for $195.2 million. KPC owns and operates an 1,120 mile regulated natural gas pipeline system that transports natural gas from Oklahoma and western Kansas to markets in and surrounding Kansas City.

Since 1996, we have grown significantly by acquiring or constructing 71 pipeline systems at an aggregate cost of $362.5 million. As a result of our growth, our average daily volumes, on a pro forma basis, increased to approximately 996 MMcf per day for the nine months ended September 30, 1999 from approximately 117 MMcf per day in 1996. In addition, our EBITDA and net income increased to $16.9 million and $9.1 million, respectively, in 1998 from $3.1 million and $1.9 million, respectively, in 1996. For the nine months ended September 30, 1999, our pro forma EBITDA was $31.5 million and pro forma net income was $6.7 million.

We segregate our business activities into three principal segments:

 . Transmission Pipelines. We own and operate one intrastate and three interstate transmission pipelines. These systems primarily receive and deliver natural gas to and from other pipelines and also may serve end-user or gathering functions. Our primary transmission systems are the MIT system, located principally in northern Alabama along the Tennessee River Valley, the Midla system, located in Louisiana and Mississippi, and the KPC system located in Kansas, Missouri and Oklahoma. Our average daily transmission pipeline volumes increased 1,186% to 450 MMcf per day for the pro forma nine months ended September 30, 1999 from 35 MMcf per day in 1996. Our Transmission Pipelines segment accounted for $13.2 million or 58% of our gross margin in 1998 and $29.0 million or 69% of our pro forma gross margin for the nine months ended September 30, 1999.

 . End-User Pipelines. We own and operate 35 end-user systems that provide a direct supply of natural gas to industrial companies, municipalities and electric generating facilities through interconnect gas pipelines that we construct or acquire. Some of our end-user customers include Amoco Chemical Company, Champion International Corporation, Chevron Chemical Company, Exxon Chemical Company, Georgia Pacific Corporation and Owens Corning Corporation. Our average daily end-user volumes increased 456% to 189 MMcf per day for the pro forma nine months ended September 30, 1999 from 34 MMcf per day in 1996. Our End-User Pipelines segment accounted for $5.0 million or 22% of our gross margin in 1998 and $5.7 million or 14% of our pro forma gross margin for the nine months ended September 30, 1999.

 . Gathering Pipelines and Natural Gas Processing. Our 41 gathering systems typically consist of a network of pipelines that collect natural gas or crude oil from points near producing wells and transport it to larger pipeline systems for further transmission. Processing revenues are realized from the extraction and sale of natural gas liquids ("NGLs") as well as the sale of the residual gas. Our more significant gathering and processing assets, which were acquired in 1998 and 1999, include our Anadarko/Mendota system in the Texas Panhandle and western Oklahoma, the Calmar system in Alberta, Canada, and Dufour Petroleum, Inc., an NGL, crude oil and CO\\2\\ trucking and marketing company. Our average daily gathering and processing volumes increased 644% to 357 MMcf per day for the pro forma nine months ended September 30, 1999 from 48 MMcf per day in 1996. Our Gathering Pipelines and Natural Gas Processing segment accounted for $4.4 million or 19% of our gross margin in 1998 and $7.4 million or 17% of our pro forma gross margin for the nine months ended September 30, 1999.

                         Opportunities in Our Industry

The natural gas industry has undergone dramatic change over the past decade largely due to a series of steps taken by the federal and state governments to deregulate the industry and increase competition among industry participants. These actions are causing a major restructuring of the relationships between interstate pipeline companies, local distribution companies ("LDCs") and their respective customers and have created opportunities for us to compete for these customers. We believe the strategic location of our pipelines, our strong industry relationships and lower cost structure relative to major interstate carriers and LDCs position us well to continue to take advantage of this opportunity to expand our customer base.

As the focus of deregulation has shifted to the electric generating industry, there has been an increasing convergence of the natural gas and electric industries. There is also a general trend toward the consolidation of companies within the natural gas industry. These changes have prompted several large mergers between and among electric utilities and diversified natural gas companies. Frequently, these combined companies will divest certain of their natural gas transmission, gathering and processing assets either as a result of antitrust divestiture requirements or for strategic purposes. As a result, we believe that these divestitures create considerable acquisition opportunities for us and that our industry relationships position us to capitalize on these opportunities.

                               Business Strategy

Our principal business strategy is to increase our earnings and cash flow by focusing on accretive acquisitions, pursuing pipeline system and processing facility construction and expansion opportunities and improving the profitability of these systems through volume growth initiatives and cost savings opportunities. We implement this strategy through the following steps:

 . Accretive Acquisitions. We seek to acquire natural gas or petroleum liquids transmission, end-user and gathering pipeline systems and processing plants that offer the opportunity for operational synergies and the potential for increased utilization and expansion of the system. We target systems in our core geographic areas of operation in order to capitalize on existing infrastructure, personnel and customer relationships to maximize system profitability. We also seek to acquire assets in other areas with growing demand for natural gas or increasing drilling activity. These acquisitions enable us to establish new core areas in which to build a regional presence. For example, we purchased the Anadarko gas gathering system located in Texas and Oklahoma in September 1998. The 696-mile system and processing plant are located in a prolific natural gas producing region and established a new core geographic area for us. We quickly strengthened our position in this area in December 1998 with the acquisition of the 35-mile Mendota system. This system, which included another processing facility, was interconnected with the Anadarko system, providing access to additional areas of natural gas production.

 . Construction and Expansion Opportunities. We leverage our existing infrastructure and customer relationships by constructing systems to meet new or increased demand for pipeline transportation services. These projects include expansion of existing systems and construction of new pipeline or processing facilities. For example, earlier this year we constructed new facilities near the southern end of the Midla system to provide approximately 55 MMcf per day of high pressure natural gas to two industrial customers. In November 1999, we agreed to construct additional facilities for one of these customers to supply up to 80 MMcf per day of natural gas to its natural gas processing plant near Baton Rouge.

 . Improving Existing System Profitability. After a system is acquired or constructed, we begin an aggressive effort to market directly to both producers and end-users in order to fully utilize the system's capacity. As part of this process, we focus on providing quality service to our existing customers while identifying new customers. Many of our existing pipeline and processing systems were designed with excess throughput capacity that provides us with opportunities to increase throughput with little incremental cost and to facilitate higher margin "swing" sales during periods of increased gas demand. For example, following the purchase of the MIT system in May 1997, we had increased firm transportation volumes 29% to 170 MMcf per day by the Spring of 1999 from 132 MMcf per day with minimal additional capital outlays. In addition, we generally seek to achieve administrative and operational efficiencies by capitalizing on the geographic proximity of many of our systems.

                              Recent Developments

Kansas Pipeline Company Acquisition. We acquired KPC and other related entities in November 1999 for approximately $195.2 million. KPC owns and operates an 1,120 mile regulated interstate natural gas pipeline system. The system extends into two major segments from northwestern and northeastern Oklahoma through Wichita into the Kansas City metropolitan area. The system's two principal customers are divisions of ONEOK, Inc. and Southern Union Company, which are the local distribution companies for Wichita and Kansas City. KPC derives 97% of its gross margin from a series of long-term transportation contracts with these two principal customers. KPC is capable of delivering approximately 140 MMcf per day and 21 MMcf per day of natural gas into the Kansas City and Wichita marketplaces, respectively. KPC is one of only three pipeline systems currently capable of delivering gas into the Kansas City metropolitan market.

New Credit Facility. In connection with the KPC acquisition described above, we entered into a $265 million credit facility (subject to increase to up to $400 million under certain conditions).

Gloria System Acquisition. In October, 1999 the FERC approved the abandonment of the Gloria system from interstate service, which, following the expiration of the required notice period, enabled us to proceed to close the Gloria system acquisition. We plan to complete the Gloria system acquisition following this offering. See "Business and Properties."

                                  The Offering

 Common stock offered......................... 2,000,000 shares

 Common stock outstanding after the offering.. 12,721,980 shares

 Use of proceeds.............................. The net proceeds from the sale of the common stock we are
                                               offering in this prospectus
                                               supplement will be used to repay
                                               bank indebtedness we have
                                               incurred in connection with our
                                               recent acquisitions, to complete
                                               the Gloria system acquisition
                                               and to provide liquidity for
                                               future acquisitions, system
                                               expansions and other general
                                               corporate purposes. See "Use of
                                               Proceeds."

 American Stock Exchange symbol............... MRS

The number of outstanding shares shown above is based on 10,721,980 outstanding shares at September 30, 1999 and excludes:

 . up to 300,000 shares that may be sold to the underwriters upon exercise of their over-allotment option;

 . 137,500 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock exercisable at $10.327 per share;

 . 171,880 shares issuable upon exercise of outstanding warrants to purchase our common stock exercisable at $15.818 per share; and

 . 544,689 shares reserved for issuance upon the exercise of outstanding stock options under our stock option plans.

     Summary Historical and Pro Forma Consolidated Financial and Operating
                                  Information

The summary historical consolidated financial information for the years ended December 31, 1996, 1997 and 1998, for the nine months ended September 30, 1998 and 1999, and the pro forma financial information for the year ended December 31, 1998 and the nine months ended September 30, 1999, is derived from and should be read in conjunction with our consolidated financial statements and accompanying notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, and the pro forma financial statements and accompanying notes included herein. The pro forma information gives effect to our acquisition of KPC.

                                           Historical                               Pro Forma
                           -----------------------------------------------  --------------------------
                                                                                          Nine Months
                                                        Nine Months Ended    Year Ended      Ended
                            Year Ended December 31,       September 30,     December 31, September 30,
                           ---------------------------  ------------------  ------------ -------------
                            1996      1997      1998      1998      1999        1998         1999
                           -------  --------  --------  --------  --------  ------------ -------------
                                                           (unaudited)             (unaudited)
                                          (in thousands, except per share amounts)
 Statements of Income:
 Operating revenues......  $29,415  $112,744  $234,069  $167,185  $267,365    $288,215     $299,409
 Operating income........    2,573     7,291    13,553     9,273    13,930      28,401       21,355
 Interest expense........      413     1,067     3,247     2,043     3,651      17,264       14,228
 Income before income
  taxes..................    1,914     5,914    10,422     7,316    10,136      11,317        7,034
 Net income to common
  shareholders...........    1,891     5,764     9,113     6,069     8,589       9,650        6,728

 Per Share Data(1):
 Earnings Per Common
  Share
 Basic...................  $  0.73  $   1.13  $   1.29  $   0.85  $   1.00    $   1.36     $   0.78
 Diluted.................     0.73      1.10      1.25      0.82      0.98        1.32         0.76
 Weighted average number
  of common
  shares outstanding
 Basic...................    2,593     5,115     7,074     7,120     8,585       7,074        8,585
 Diluted.................    2,598     5,251     7,298     7,358     8,804       7,298        8,804

 Other Data:
 Depreciation, depletion
  and amortization.......  $   818  $  1,592  $  3,197  $  2,202  $  4,793    $  9,983     $ 10,223
 General and
  administrative.........    1,412     3,526     6,317     4,353     5,936      10,165       11,776
 EBITDA (2)..............    3,145     8,573    16,866    11,561    18,580      38,564       31,485
 Cash flows from
  operating activities...    2,564     3,856    17,169     7,474     5,162
 Cash flows from
  investing activities...   (8,842)  (62,497)  (60,587)  (46,579)  (49,373)
 Cash flows from
  financing activities...    7,340    57,781    43,310    39,393    45,479
 Capital expenditures....    1,028     1,410     7,816     4,341    14,788      11,259       16,034
 Acquisitions, net of
  cash acquired..........    8,363    60,778    52,076    41,025    34,388

                                                As of September 30, 1999
                                          ---------------------------------------
                                                                     Pro Forma
                                                                  as Adjusted for
                                          Historical   Pro Forma   this Offering
                                          ----------   ---------  ---------------
                                                      (unaudited)
                                           (balance sheet data in thousands)
Balance Sheet Data:
 Working capital........................   $  1,610    $ (8,172)     $ (8,172)
 Property, plant and equipment, net.....    201,648     384,272       390,272
 Total assets...........................    255,084     459,243       465,243
 Long-term debt, net of current
  portion...............................     63,395     247,848       223,323
 Shareholders' equity...................    128,182     128,182       158,707
Operating Data:
 Miles of pipeline(3)...................      2,705       3,825
 Number of operating systems:
 Interstate Transmission................          2           3
 Intrastate Transmission................          1           1
 End-User...............................         35          35
 Gathering..............................         41          41
                                           --------    --------
  Total operating systems...............         79          80
                                           ========    ========
 Average daily volume (MMcf per day)....        827(4)      996
 Daily volume capacity (MMcf per day)...      2,851       3,011

------------------
(1) Gives effect to a 10% stock dividend paid on March 2, 1998 and a five-for-four stock split effected on March 1, 1999.

(2) "EBITDA" represents net income before income taxes, net interest expense, depreciation, depletion and amortization. EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures used by other companies. Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. We incur significant capital expenditures and incur debt, primarily related to acquisitions that are not reflected in EBITDA. We have included information concerning EBITDA because we understand that it is used by analysts and some investors as a relevant measure of financial performance.

(3) Includes all active pipeline mileage in which we own an interest.

(4) Average daily volume information is approximate and is based on total volumes transported during the nine-month period, except for systems acquired during that period, the average daily volumes of which are based on total volumes transported from the date of acquisition or initial operation through the end of the period.

                                  Risk Factors

An investment in our common stock involves significant risks. You should also carefully read and consider all of the information we have included, or incorporated by reference, in this prospectus supplement and the accompanying prospectus before you decide to buy our common stock.

Our acquisition strategy may be difficult to maintain

One of our business strategies is to grow through acquisitions. Implementing this strategy requires us to continue to identify attractive or willing acquisition candidates and to acquire such candidates on economically acceptable terms. However, there can be no assurance that we will continue to be able to successfully identify and purchase attractive acquisition candidates. Nor can we be assured of acquiring such candidates at a pace necessary to maintain our current rate of growth. We cannot guarantee that other companies will not also compete with us for acquisition candidates. Future competitors may have greater financial resources than us to finance acquisition opportunities and might be willing to pay higher prices for the same acquisition opportunities. Such competition could have the effect of increasing the price of acquisitions or reducing the number of suitable acquisition candidates.

We could have difficulty integrating our acquisitions

If we are unable to manage growth effectively or to successfully integrate new acquisitions into our existing operations, our business and our financial results could be materially adversely affected. Pursuing our acquisition strategy in the future could result in period-to-period fluctuations in our financial position and results of operations. We could have difficulty assimilating the acquired operations, including implementing common information systems and standardizing certain operating and financial reporting procedures. If we do not successfully integrate the acquired companies or assets and implement consistent overall business, accounting and reporting controls, inconsistent operating and financial practices could result. Such inconsistencies could negate the benefits to be derived from a cohesive, efficient enterprise.

We have a limited operating history for a significant portion of our operations. From January 1, 1996 to December 31, 1998, we have acquired or constructed 40 pipeline systems, which collectively comprised $231 million or 99% of our revenues for the fiscal year ended December 31, 1998. In addition, we acquired 31 pipeline systems during 1999. We may experience difficulties with customers, personnel or operations as we integrate our recent acquisitions. If we are unable to successfully integrate any significant acquisition, particularly the KPC acquisition, our results of operations and financial condition could be materially adversely affected.

Our rapid growth strains our resources

Our acquisition and growth strategy and the resulting rapid growth may strain our existing resources because rapid growth:

 . is capital intensive and requires us to continue to invest in operational, financial and management information systems;

 . involves the reallocation of significant amounts of capital from operating initiatives, such as capital improvements and expansions, placing us at risk from a lack of capital resources in key business areas;

 . strains our human resources, placing added emphasis on our ability to attract, retain, motivate and effectively manage our employees; and

 . may divert management's attention from operating matters to acquisitions.

These burdens could have a material adverse effect on our results.

The rates we are able to charge our customers may be reduced by governmental authorities

Our pipeline business is regulated by the FERC and various state and local regulatory agencies. In particular, the FERC limits the rates we are permitted to charge our customers for interstate transportation. If the rates we are permitted to charge our customers for use of our regulated pipelines are lowered, the profitability of our pipeline businesses may be reduced.

Our recently acquired KPC system is a FERC regulated interstate pipeline and is currently involved in a rate case. The rate case was filed on August 27, 1999 at the direction of the FERC. The filing will determine whether the rates proposed by KPC are just and reasonable. Two of our customers and the state regulatory commissions that regulate them have filed interventions and protests with respect to our request. Formal negotiations for the settlement of the rate case have not yet commenced, and it is impossible to determine the outcome of the rate case at this time. In addition, it is possible that the FERC will order a reduction in the rates below the level of our preliminary approved rates. Such a determination could have an adverse effect on our revenue and cash flow.

The acquisition of assets and businesses entails uncertain risks

There are risks and uncertainties associated with the acquisition of assets and businesses, including but not limited to:

 . undiscovered and unidentified acquisition liabilities, including liabilities arising from non-compliance with governmental regulation and environmental laws by former owners for which we, as the new owner, may be liable;

 . failure of acquired companies or pipeline systems to achieve the financial results projected in our valuation models; and

 . unanticipated operating problems or legal liabilities.

We may have difficulty securing additional financing, and our activities may be restricted by debt covenants

Our growth strategy is capital intensive and depends on our ability to successfully acquire or construct additional pipeline systems. Our ability to implement this strategy depends upon our ability to obtain financing for such acquisitions and construction projects. To date, we have satisfied substantially all of our working capital needs through cash flow from operations, the public sale of common stock, borrowings under our credit facilities and other short-term borrowings. Substantially all of our assets are pledged to secure our $265 million credit facility. As of December 8, 1999, we had approximately $265 million of outstanding indebtedness under our $265 million credit facility which matures on November 8, 2004. In addition, there is currently $1.6 million in accrued interest under the facility. Our pro forma September 30, 1999 ratio of long-term debt to total capitalization (i.e., long-term debt divided by the sum of long-term debt and shareholders equity) was approximately 66%. Our debt could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes.

We have no current commitments or arrangements for longer term financing beyond the maturity date of $265 million credit facility on November 8, 2004. Furthermore, there is no assurance that we will not need additional funds to implement our growth strategy, or that any needed longer term financing funds will be available, if at all, on acceptable terms. We will need to refinance any balances due under our $265 million credit facility on November 8, 2004 if that facility is not renewed. If we are unable to refinance or raise additional funds, it will have a material adverse effect on our operations. If we raise funds by selling additional equity securities, your share ownership will be diluted. Our $265 million credit facility also contains a number of significant covenants limiting our ability to, among other things, borrow additional money, transfer or sell assets, invest in or acquire other entities, expand the lines of business of the company or our subsidiaries, create liens and enter into a merger or consolidation. These covenants also require us to meet certain financial tests. If we are unable to meet our debt service obligations or to comply with these covenants, there would be a default under our $265 million credit facility. Such a default, if not waived, could result in acceleration of the repayment of our debt and have a material adverse effect on our operations.

If any customer fails to perform its contractual obligations, our financial position, results of operations and cash flows could be adversely impacted

We have two customers that account for over 10% of our pro forma gross margin. If one of these customers fails to perform its contractual obligations and we are unable to recontract its natural gas or collect monies owed to us, our financial position could be adversely impacted.

Based on their share of our pro forma gross margin, as of September 30, 1999, our two largest customers are Kansas Gas Service and Missouri Gas Energy. These customers accounted for 27% and 16%, respectively, of our pro forma gross margin for the nine months ended September 30, 1999.

We rely on key personnel

We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team led by Mr. Dan C. Tutcher. We have entered into employment agreements with the senior management team that contain non-competition provisions. Notwithstanding these agreements, we may not be able to retain our senior management team and may not be able to enforce the non-competition provisions in the employment agreements. If Mr. Tutcher or other members of the senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

Because of the highly competitive nature of the pipeline business, we may not be able to retain existing customers or acquire new customers

Competition is intense in many of our markets. Some of our competitors have greater financial resources and access to larger supplies of natural gas than those available to us. These resources could allow those competitors to price their services more aggressively than we do, which could hurt our profitability.

We cannot give any assurances that we will be able to renew or replace our current contracts as they expire. The renewal or replacement of existing long-term contracts with our customers at rates sufficient to current revenues and cash flows depends on a number of factors beyond our control, including:

 . competition from other pipelines; and

 . the price of, and demand for, natural gas in markets served.

Completion of the Southern Natural Gas pipeline in Alabama may adversely impact our revenues and cash flow

Southern Natural Gas has received regulatory approval and begun construction of a 110-mile pipeline from Tuscaloosa, Alabama to north Alabama. The regulatory approval has been appealed to the Court of Appeals. Two of our customers, accounting for $2.4 million of our gross margin for the year ended December 31, 1998, have entered into 20-year contracts for Southern Natural Gas to provide natural gas transportation services if the proposed pipeline is completed. Because these contracts with Southern Natural Gas cover substantially all of the current natural gas requirements of these two customers, we will lose the revenue and cash flow from these firm transportation gas volumes unless these customers have increased natural gas requirements and we are able to renew the contracts or we are able to obtain new customers prior to the expiration of our contracts with these customers in 2003.

We could be adversely affected by governmental regulation

Our interstate pipeline systems are subject to many restrictions mandated by the FERC. The restrictions are subject to change and could affect these systems to various degrees. The significant interstate regulatory factors that have previously affected these systems or could affect these systems from time to time include the following:

 . inability to obtain timely FERC authorization for additional allowable firm throughput or for rate increases;

 . attempts by large volume customers or gas suppliers to construct gas facilities connecting to another pipeline or other source of gas supply in order to bypass our systems; and

 . uncertainties related to regulation of interstate pipelines that supply distribution companies.

The construction, operation, maintenance and safety of our intrastate pipelines are typically regulated by the state regulatory commissions with jurisdictional authority, and our Calmar system is regulated by Canadian authorities. It is possible that future state or Canadian regulatory measures will adversely affect our intrastate or Canadian business and financial results. In such events, the state's or Canada's regulatory authorities could temporarily suspend or hinder operations in their particular jurisdiction.

Our gas marketing operations involve market and price risks

As part of our gas marketing activities, we purchase natural gas at a price determined by prevailing market conditions. Simultaneously with our purchase of natural gas, we generally resell natural gas at a higher price under a sales contract that is comparable in terms to our purchase contract, including any price escalation provisions. In most instances, small margins are characteristic of natural gas marketing because there are numerous companies of greatly varying size and financial capacity who compete with us in the marketing of natural gas. The profitability of our natural gas marketing operations depends on the following factors:

 . our responsiveness to changing markets and our ability to negotiate natural gas purchase and sales agreements in changing markets;

 . reluctance of end-users to enter into long-term purchase contracts;

 . consumers' willingness to use other fuels when natural gas prices get too high;

 . timing of imbalance or volume discrepancy corrections and their impact on financial results; and

 . the ability of our customers to make timely payment.

Our results are affected by fluctuations in demand due to weather

We experience quarter-to-quarter fluctuations in our financial results because our natural gas sales and pipeline throughputs are affected by changes in demand for natural gas, primarily because of the weather. In particular, demand on the Magnolia, KPC, MIT and Midla systems fluctuates due to weather variations because of the large municipal and other seasonal customers that are served by the respective systems. As a result, the winter months have historically generated more income than summer months on these systems. There can be no assurances that our efforts to minimize such effects will have any impact on future quarter-to-quarter fluctuations resulting from seasonal demand patterns.

Our profitability is affected by the volatility of natural gas liquids and natural gas prices

The profitability of our natural gas processing operations is affected by volatility in prevailing NGL and natural gas prices. This business segment contributed $2.7 million or approximately 12% of our gross margin for the year ended December 31, 1998 and $1.5 million or approximately 3% of our pro forma gross margin for the nine months ended September 30, 1999. NGL and natural gas prices have been subject to significant volatility in recent years in response to relatively minor changes in the supply and demand for NGLs and natural gas, market uncertainty and a variety of additional factors that are beyond our control. Our acquisitions of the Anadarko system in September 1998, the Mendota system in December 1998, and Flare, L.L.C. in March 1999, which included additional natural gas processing facilities, have increased our sensitivity to NGL and natural gas price fluctuations.

We are subject to liabilities and costs under environmental laws

Our operations are subject to federal, state and local laws and regulations, including those relating to the protection of the environment, natural resources, health and safety, waste management, and transportation of hydrocarbons and chemicals. Sanctions for noncompliance may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Environmental laws have become more stringent over the years. These laws sometimes apply retroactively. As a result of our historical waste disposal practices, we may incur material environmental costs and liabilities that may not be covered by insurance. In addition, a party can be liable for environmental damage without regard to that party's negligence or fault. Therefore, we could have liability for the conduct of others, or for acts that were in compliance with all applicable laws at the time we performed them. There also may be no assurance that we have discovered and identified all acquisition liabilities, including liabilities arising from non-compliance with governmental regulation and environmental laws by former owners, and for which we, as the new owner, may be responsible.

Our operations are subject to many hazards and operating risks that may not be covered fully by insurance

Our operations are subject to many hazards. These hazards include:

 . damage to pipelines, related equipment and surrounding properties caused by hurricanes, floods, fires and other natural disasters;

 . inadvertent damage from construction and farm equipment;

 . leakage of natural gas and other hydrocarbons;

 . fires and explosions; and

 . other hazards, including those associated with sour gas, that could also result in personal injury and loss of life, pollution and suspension of operations.

We have insurance to protect against many of these liabilities. This insurance is capped at certain levels and does not provide coverage for all liabilities. Our insurance may not be adequate to cover all losses or liabilities that we might incur in our operations. Moreover, we may not be able to maintain insurance at adequate levels or at reasonable rates. Particular types of coverage are not currently available and may not be available in the future. Because 44% of our gross margin on a pro forma basis is derived from the KPC system, if catastrophic conditions occur that interrupt delivery of gas from that system, the profitability of our operations could be adversely affected.

We could be adversely affected by inadequate gas supplies

If we are unable to maintain the throughput on our gathering systems at current levels by accessing new natural gas supplies to offset the natural decline in reserves, our business and financial results could be materially adversely affected. We purchase substantially all of our natural gas on the spot market. These purchase contracts may be affected by factors beyond our control such as:

 . capacity restraints;

 . temporary regional supply shortages;

 . lack of new drilling activity;

 . inability of wells to deliver gas at required pipeline quality and pressure; and

 . depletion of reserves.

There is no assurance we will continue to declare dividends in the future

Our common stockholders may receive dividends out of legally available funds if, and when, they are declared by our board of directors. Our current policy is to declare quarterly cash dividends at a rate of $.07 per share of common stock. The amount of future cash dividends, if any, will depend upon future earnings, results of operations, capital requirements, covenants contained in our various financing agreements, our financial condition and certain other factors. We cannot assure you that dividends will be paid in the future.

Our ability to issue preferred stock may make it difficult for a third party to acquire us

Certain provisions of our articles of incorporation could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to our stockholders. The articles of incorporation allow us to issue preferred stock without stockholder approval. Issuances of preferred stock could make it difficult for a third party to acquire us.

Sales of significant amounts of our common stock could adversely affect its market price

The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

After this offering, approximately 12.7 million shares of our common stock will be outstanding (approximately 13.0 million shares if the underwriters over-allotment option is exercised in full), based on the number of shares outstanding at September 30, 1999. Of these shares, the 2.0 million shares sold in this offering (2.3 million shares if the underwriters over-allotment option is exercised in full) will be freely tradeable without restrictions under the Securities Act of 1933, as amended ("Securities Act"), except for any shares purchased by "affiliates" of the company (as defined in Rule 144 under the Securities Act). Our officers and directors have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus supplement without the prior written consent of CIBC World Markets Corp., on behalf of the underwriters, except that Mr. Ted Collins' lock-up agreement does not cover approximately one-half of the 541,097 shares of common stock (including 139,496 shares issuable upon exercise of a warrant) beneficially owned by a corporation in which he is a shareholder. Also, CIBC World Markets Corp. may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

Year 2000 issues could affect us

We strive to ensure that our information systems are able to recognize and process date-sensitive information properly as the year 2000 approaches. Systems that do not properly recognize and process this information could generate erroneous data or even fail. We have completed the assessment of our key computer systems and have identified a number of systems that could be affected by the year 2000 issue. We have completed the upgrade of these systems to allow them to function properly. If these steps are not completed successfully in a timely manner or if third parties with whom we do business fail to sufficiently address their year 2000 issues, our business and financial results could be materially adversely affected by disruptions in operations.

There is a limited trading market for our common stock

Our common stock is traded on the American Stock Exchange. Average daily trading volume for our common stock, as reported by the AMEX for the third quarter of 1999, was approximately 30,245 shares. Despite the increase in the number of shares of common stock to be publicly held as a result of this offering, should additional equity be issued, we cannot assure you that a more active trading market will develop. Because there is a small public float in our common stock and it is thinly traded, sales of small amounts of common stock in the public market could materially adversely affect the market price for our common stock. If a more active market does not develop, we may not be able to sell shares in the future promptly, for prices that we deem appropriate, or perhaps at all.

                                Use of Proceeds

We estimate our net proceeds from the sale of the 2,000,000 shares of common stock we are offering to be approximately $30.5 million ($35.1 million if the underwriters exercise their over-allotment option in full). This estimate assumes a public offering price of $16.06 per share and includes the deduction of an underwriting discount and the estimated offering expenses to be paid by us.

The net proceeds from the sale of the common stock we are offering in this prospectus supplement will be used:

 . to repay bank indebtedness we have incurred in connection with our recent acquisitions;

 .  to complete the Gloria system acquisition; and

 . to provide liquidity for future acquisitions, system expansions and other general corporate purposes.

Until funds are required for such purposes, the proceeds may be invested in short-term money market instruments.

New Credit Facility. Approximately $24.5 million of the proceeds will be used to pay down the $265 million credit facility that we entered into in connection with the KPC acquisition. We currently have $265 million outstanding under our credit facility with a floating interest rate based on the federal funds rate. In addition, there is currently $1.6 million accrued interest on the facility. The $265 million credit facility matures on November 8, 2004. The initial loans under the $265 million credit facility were used to refinance our indebtedness under our prior credit facility and to finance the KPC acquisition (including the refinancing of certain promissory notes in connection therewith). Following the reduction of our $265 million credit facility with the proceeds of this offering, the outstanding long-term indebtedness under the credit facility will be approximately $240.5 million ($235.9 million if the underwriters exercise their over-allotment option in full), and the available borrowings thereunder will be approximately $24.5 million.

Other loans under the facility may be used to finance capital expenditure and acquisitions, refinance amounts due with respect to draws under letters of credit, to provide working capital for our operations and for other general business purposes. Letters of credit under the credit agreement may be used for any general corporate purpose, with certain limited exceptions.

Our obligations under the credit facility are secured by guarantees from each of our wholly-owned domestic subsidiaries and substantially all of our and our domestic subsidiaries' assets.

In the ordinary course of business, we occasionally guarantee all or part of the debt of joint ventures and partnerships with whom we do business.

Gloria System. Approximately $6 million of the proceeds will be used to close the Gloria system acquisition, which had been awaiting FERC approval.

                                 Capitalization

The following table sets forth as of September 30, 1999:

 . our historical capitalization; and

 . our pro forma capitalization for the KPC acquisition and as further adjusted to show the receipt of the estimated net proceeds from the sale of our common stock being sold in this offering and the use of a portion of such proceeds to pay down bank borrowings and to complete the Gloria System acquisition.

This table should be read in conjunction with the historical and pro forma financial information included elsewhere in this prospectus supplement and the accompanying prospectus and the consolidated financial statements and the related notes thereto incorporated by reference in this prospectus supplement.

                                                   As of September 30, 1999
                                               ---------------------------------
                                                                      Pro Forma
                                                                     As Adjusted
                                                                      for this
                                               Historical Pro Forma   Offering
                                               ---------- ---------  -----------
                                                         (unaudited)
                                                       ($ in thousands)
Cash and cash equivalents.....................  $  1,468  $  1,468    $  1,468
                                                ========  ========    ========
Long-term debt:
 Bank borrowings..............................  $ 63,395  $247,848    $223,323
                                                --------  --------    --------
Shareholders' equity:
 Common stock, $.01 par value; 31,250,000
  million shares authorized (1); 10,721,980
  shares issued and outstanding, 12,721,980
  issued and outstanding as adjusted for this
  offering....................................       107       107         127
 Paid-in capital..............................   135,544   135,544     166,049
 Accumulated deficit..........................    (5,094)   (5,094)     (5,094)
 Treasury stock (at cost), 161,156 shares at
  September 30, 1999..........................    (2,375)   (2,375)     (2,375)
                                                --------  --------    --------
  Total shareholders' equity..................   128,182   128,182     158,707
                                                --------  --------    --------
    Total capitalization......................  $191,577  $376,030    $382,030
                                                ========  ========    ========

------------------
(1) In connection with our five-for-four stock split declared on February 1, 1999, we filed a Certificate of Stock Split in March 1999 to increase the authorized shares of our common stock to 31,250,000.

This table does not reflect:

 . 137,500 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock exercisable at $10.327 per share;

 . 171,880 shares issuable upon exercise of outstanding warrants to purchase our common stock exercisable at $15.818 per share;

 . 544,689 shares reserved for issuance upon the exercise of outstanding stock options under our stock option plans; or

 . up to 300,000 shares that may be sold to the underwriters upon exercise of their over-allotment option.

                  Common Stock Price Range and Dividend Policy

Our common stock began trading August 9, 1996 on the American Stock Exchange under the symbol "MRS." The following table sets forth the high and low sales prices for our common stock for the period from January 1, 1997 to December 2, 1999.

All prices and dividends per share below and included elsewhere in this prospectus have been adjusted to reflect the 10% stock dividend declared on February 3, 1998 and paid on March 2, 1998 to stockholders of record on February 13, 1998, as well as the five-for-four stock split declared on February 1, 1999, and paid on March 1, 1999, to stockholders of record on February 11, 1999.

                                                          Price Range  Dividends
                                                         -------------   Paid
                                                          High   Low   Per Share
                                                         ------ ------ ---------
   1997:
    First Quarter....................................... $12.72 $ 7.45   $.058
    Second Quarter......................................  12.64   9.91    .058
    Third Quarter.......................................  16.50  11.64    .058
    Fourth Quarter......................................  20.36  14.19    .058

   1998:
    First Quarter....................................... $19.00 $14.72   $.058
    Second Quarter......................................  18.70  15.09    .064
    Third Quarter.......................................  18.95  13.30    .064
    Fourth Quarter......................................  17.41  13.41    .064

   1999:
    First Quarter....................................... $18.70 $15.50   $.064
    Second Quarter......................................  17.63  15.00    .070
    Third Quarter.......................................  21.00  16.00    .070
    Fourth Quarter (through December 8, 1999)...........  20.31  15.88    .070

------------------

On December 8, 1999, the closing price for our common stock, as reported by the AMEX, was $16.0625 per share. As of December 2, 1999, there were 321 holders of record of our common stock.

Holders of our common stock are entitled to receive cash dividends out of the funds we have legally available for that purpose. This entitlement is subject to the qualification that our board need not declare or pay dividends if to do so would be in violation of any laws or restrictions under contractual arrangements (including credit agreements) to which we are or may hereafter become a party.

On February 3, 1998, the board declared a 10% stock dividend to be paid March 2, 1998 to stockholders of record at the close of business on February 13, 1998. No fractional shares were issued and stockholders entitled to a fractional share received a cash payment equal to the market value of the fractional share at the close of the market on the stock dividend record date.

On February 1, 1999, the board declared a five-for-four stock split to be paid March 1, 1999 to stockholders of record at the close of business on February 11, 1999. No fractional shares were issued, and stockholders entitled to a fractional share received a cash payment equal to the market value of the fractional share at the close of the market on the stock split record date.

               Unaudited Pro Forma Combined Financial Statements

The following unaudited pro forma combined statements of operations of Midcoast for the nine months ended September 30, 1999 and the year ended December 31, 1998 and the unaudited pro forma combined balance sheet of Midcoast as of September 30, 1999 give effect to the acquisition of the KPC under the purchase method of accounting along with the associated bank debt financing.

The unaudited pro forma combined financial statements are based upon the historical financial statements of Midcoast and the historical combined financial statements of KPC. The unaudited pro forma combined balance sheet as of September 30, 1999 includes the purchase accounting entries made for KPC and was prepared assuming that the acquisition was consummated as of September 30, 1999. The unaudited pro forma combined statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 are presented as if the KPC acquisition occurred on January 1, 1998. Because of the seasonal nature of the operations of KPC, among other factors, the results of the interim periods presented are not necessarily indicative of the results to be expected of an entire year.

The pro forma adjustments and the resulting unaudited pro forma combined financial statements have been prepared based upon available information and certain assumptions and estimates deemed appropriate by Midcoast. A final determination of required purchase accounting adjustments and the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values has not yet been made for KPC. Accordingly, the purchase accounting adjustments for KPC reflected in the pro forma financial statements are preliminary and have been made solely for purposes of developing such information.

Midcoast's management believes that the pro forma adjustments and underlying assumptions and estimates reasonably present the significant effects of the transactions reflected thereby and that any subsequent changes in the underlying assumptions and estimates will not materially affect the unaudited pro forma combined financial statements presented herein. The unaudited pro forma combined financial statements do not purport to represent what Midcoast's financial position or results of operations actually would have been had the KPC acquisition occurred on the dates indicated or to project the Midcoast's financial position or results of operations for any future date or period.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1999

                       (in thousands, except share data)

                                      Historical             Pro Forma
                                   ------------------  -------------------------
                                                                       Combined
                                   Midcoast    KPC     Adjustments    Operations
                                   --------  --------  -----------    ----------
             ASSETS
CURRENT ASSETS
  Cash and cash equivalents......  $  1,468  $ 14,165   $ (14,165)(a)  $  1,468
  Accounts receivable, net of
   allowance of $104 and $0,
   respectively..................    48,597     6,357          --        54,954
  Materials and supplies and
   other.........................     1,425       477          --         1,902
                                   --------  --------   ---------      --------
   Total current assets..........    51,490    20,999     (14,165)       58,324
                                   --------  --------   ---------      --------
PROPERTY, PLANT AND EQUIPMENT, at
 cost
  Natural gas transmission
   facilities....................   192,041    92,427     119,986 (a)   404,454
  Investment in transmission
   facilities....................     1,358        --          --         1,358
  Natural gas processing
   facilities....................    11,115        --          --        11,115
  Oil and gas properties, using
   full-cost method of
   accounting....................     1,383        --          --         1,383
  Other property and equipment...     6,329        --          --         6,329
                                   --------  --------   ---------      --------
                                    212,226    92,427     119,986       424,639
ACCUMULATED DEPRECIATION,
 DEPLETION AND AMORTIZATION......   (10,578)  (29,789)         --       (40,367)
                                   --------  --------   ---------      --------
                                    201,648    62,638     119,986       384,272
OTHER ASSETS, net of
 amortization....................     1,946    13,497       1,204 (a)    16,647
                                   --------  --------   ---------      --------
   TOTAL ASSETS..................  $255,084  $ 97,134   $ 107,025      $459,243
                                   ========  ========   =========      ========
  LIABILITIES AND SHAREHOLDERS'
             EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued
   liabilities...................  $ 39,434  $  3,895   $      --      $ 43,329
  Current portion of long-term
   debt payable to banks.........       176     4,260      (4,260)(c)       176
  Short-term borrowing from
   banks.........................    10,243     6,000      (6,000)(c)    10,243
  Other current liabilities......        27     1,971      10,750 (d)    12,748
                                   --------  --------   ---------      --------
   Total current liabilities.....    49,880    16,126         490        66,496
                                   --------  --------   ---------      --------
LONG TERM DEBT PAYABLE TO BANKS..    63,395    58,127     126,326 (c)   247,848
OTHER LIABILITIES................     2,078     3,090          --         5,168
DEFERRED INCOME TAXES............    11,029        --          --        11,029
MINORITY INTEREST IN CONSOLIDATED
 SUBSIDIARIES....................       520       157        (157)(h)       520
COMMITMENTS AND CONTINGENCIES....        --        --          --            --
SHAREHOLDERS' EQUITY
  Common stock, par value $.01
   per share; authorized
   31,250,000 shares; issued
   10,721,980 shares.............       107        --          --           107
  Paid in capital................   135,544    19,634     (19,634)(b)   135,544
  Accumulated (deficit)
   earnings......................    (5,094)       --          --        (5,094)
  Less: Cost of 161,156 treasury
   shares........................    (2,375)       --          --        (2,375)
                                   --------  --------   ---------      --------
   Total shareholders' equity....   128,182    19,634     (19,634)      128,182
                                   --------  --------   ---------      --------
   TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY.........  $255,084  $ 97,134   $ 107,025      $459,243
                                   ========  ========   =========      ========


        See notes to unaudited pro forma combined financial statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                    ($ in thousands, except per share data)

                                      Historical             Pro Forma
                                   ------------------  ------------------------
                                                                      Combined
                                   Midcoast     KPC    Adjustments   Operations
                                   ---------  -------  -----------   ----------
Operating Revenue................. $ 267,365  $32,044    $    --     $ 299,409
Operating Expenses
  Costs of Natural Gas and
   Transportation Charges.........   233,782    8,618         --       242,400
  Natural Gas Processing Costs....     8,924       --         --         8,924
  Other Operating, Maintenance and
   G&A Expense....................     5,936   10,927     (1,466)(e)    15,397
  Taxes Other than Income Taxes...        --    1,110         --         1,110
  Depreciation and Amortization...     4,793    3,523      1,907 (f)    10,223
                                   ---------  -------    -------     ---------
    Total Operating Expense.......   253,435   24,178        441       278,054
                                   ---------  -------    -------     ---------
Operating Income..................    13,930    7,866       (441)       21,355
Interest Expense, Net.............    (3,651)  (4,299)    (6,278)(g)   (14,228)
Minority Interest.................       (28)      (8)         8 (h)       (28)
Other Income (Expense)............      (115)      50         --           (65)
                                   ---------  -------    -------     ---------
Income before Tax.................    10,136    3,609     (6,711)        7,034
Federal and State Income Tax......     1,547       --     (1,241)(i)       306
                                   ---------  -------    -------     ---------
Net Income........................ $   8,589  $ 3,609    $(5,470)    $   6,728
                                   =========  =======    =======     =========
Earnings Per Share
  Basic........................... $    1.00                         $    0.78
                                   =========                         =========
  Diluted......................... $    0.98                         $    0.76
                                   =========                         =========
Weighted Average Number of Shares
 Outstanding
  Basic........................... 8,585,037                         8,585,037
                                   =========                         =========
  Diluted......................... 8,804,258                         8,804,258
                                   =========                         =========


        See notes to unaudited pro forma combined financial statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                    ($ in thousands, except per share data)

                                      Historical             Pro Forma
                                   ------------------  ------------------------
                                                                      Combined
                                   Midcoast     KPC    Adjustments   Operations
                                   ---------  -------  -----------   ----------
Operating Revenue................. $ 234,069  $54,146    $    --     $ 288,215
Operating Expenses
  Costs of Natural Gas and
   Transportation Charges.........   206,950   22,174         --       229,124
  Natural Gas Processing Costs....     4,052       --         --         4,052
  Other Operating, Maintenance and
   G&A Expense....................     6,317   10,815     (1,955)(e)    15,177
  Taxes Other than Income Taxes...        --    1,478         --         1,478
  Depreciation and Amortization...     3,197    4,243      2,543 (f)     9,983
                                   ---------  -------    -------     ---------
    Total Operating Expense.......   220,516   38,710        588       259,814
                                   ---------  -------    -------     ---------
Operating Income..................    13,553   15,436       (588)       28,401
Interest Expense, Net.............    (3,247)  (6,011)    (8,006)(g)   (17,264)
Minority Interest.................       (58)     (16)        16 (h)       (58)
Other Income (Expense)............       174       64         --           238
                                   ---------  -------    -------     ---------
Income before Tax.................    10,422    9,473     (8,578)       11,317
Federal and State Income Tax......     1,309       --        358 (i)     1,667
                                   ---------  -------    -------     ---------
Net Income........................ $   9,113  $ 9,473    $(8,936)    $   9,650
                                   =========  =======    =======     =========
Earnings Per Share
  Basic........................... $    1.29                         $    1.36
                                   =========                         =========
  Diluted......................... $    1.25                         $    1.32
                                   =========                         =========
Weighted Average Number of Shares
 Outstanding
  Basic........................... 7,074,372                         7,074,372
                                   =========                         =========
  Diluted......................... 7,298,345                         7,298,345
                                   =========                         =========


        See notes to unaudited pro forma combined financial statements.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

                                 (in thousands)

(a) Reflects the preliminary allocation of the total purchase price in excess of the net assets acquired to estimated fair value of property, plant and equipment utilizing the purchase method of accounting for the transaction as of September 30, 1999.

  The excess purchase price is calculated as follows:

    Cash paid to KPC................................................ $112,695
    Accrued interest on senior notes and other indebtedness.........    2,167
    Debt issuance costs.............................................    1,204
                                                                     --------
    Total cash cost................................................. $116,066
    Plus: accrual of termination fee................................   10,750
    Less: net assets of KPC (net of $14,165 related to cash not
     acquired)......................................................   (5,626)
                                                                     --------
    Excess of purchase price over net assets acquired............... $121,190
    Excess purchase price is allocated as follows:
      Property, plant and equipment................................. $119,986
      Debt issuance costs...........................................    1,204
                                                                     --------
                                                                     $121,190
                                                                     ========

(b) Represents the elimination of the paid in capital of KPC.

(c) Reflects incremental borrowings totaling $126,326 calculated as follows:

    Cash cost (as discussed in (a) above)............................. $116,066
    Refinancing of short term borrowings from banks...................    6,000
    Refinancing of current portion of long term debt..................    4,260
                                                                       --------
    Total............................................................. $126,326
                                                                       ========

  At closing, Midcoast repaid the senior secured notes of KPC and incurred a prepayment penalty of $8,747 which will be reflected as an extraordinary charge in the fourth quarter of 1999.

(d) Reflects current liability related to termination fee on the Project Development and MRG Interests Agreement negotiated in connection with the acquisition of KPC.

(e) To reduce general and administrative expenses for the costs related to certain senior management involuntarily terminated in connection with the transaction. Midcoast's management has made explicit determinations of salary, benefit and other cost reductions resulting from these terminations. Such reductions will have a continuing impact on expenses in future periods. None of the identified terminations or cost reductions will reduce revenues or efficiency of operations.

(f) Represents additional depreciation and amortization expense based on (1) the depreciation expense calculated on a straight-line basis related to the allocation of the excess purchase price to the depreciable assets of KPC using a remaining useful life of 43 years and (2) the deferred financing costs associated with the new credit agreement amortized over a five year period offset by depreciation expense related to leasehold improvements and furniture which were not acquired in the transaction.

(g) Reflects incremental interest expense on new debt associated with the acquisition at a rate of the current three-month LIBOR plus the applicable margin being charged to Midcoast (8.11%).

(h) Represents the elimination of the General Partner's Interest.

(i) Represents the tax expense incurred on KPC's income plus the tax effect of the pro forma adjustments computed using a 40% statutory rate (34% federal plus 6% state).

                            Business and Properties

We are a rapidly growing pipeline company engaged in the transportation, gathering, processing and marketing of natural gas and other petroleum products. We currently own and operate over 3,800 miles of pipeline, including interstate and intrastate transmission pipelines, end-user pipelines and gathering systems, with an aggregate daily throughput capacity of approximately
3.0 Bcf per day. In addition, we have four processing and treating plants with an aggregate throughput capacity of approximately 100 MMcf per day. Our principal assets are located in Alabama, Kansas, Louisiana, Mississippi, Missouri, Oklahoma, Texas and Canada. In November 1999, we purchased KPC for $195.2 million. KPC owns and operates an 1,120 mile regulated natural gas pipeline system that transports natural gas from Oklahoma and western Kansas to markets in and surrounding Kansas City.

Since 1996, we have grown significantly by acquiring or constructing 71 pipeline systems at an aggregate cost of $362.5 million. As a result of our growth, our average daily volumes, on a pro forma basis, increased to approximately 996 MMcf per day for the nine months ended September 30, 1999 from approximately 117 MMcf per day in 1996. In addition, our EBITDA and net income increased to $16.9 million and $9.1 million, respectively, in 1998 from $3.1 million and $1.9 million, respectively, in 1996. For the nine months ended September 30, 1999, our pro forma EBITDA was $31.5 million and pro forma net income was $6.7 million.

We segregate our business activities into three principal segments:
Transmission Pipelines; End-User Pipelines; and Gathering Pipelines and Natural Gas Processing. Our management analyzes these segments independently. The segments derive revenue from different sources. Set forth below is a description of the principal business activities conducted by each of the segments.

 . Transmission Pipelines. We own and operate one intrastate and three interstate transmission pipelines. These systems primarily receive and deliver natural gas to and from other pipelines and also may serve end-user or gathering functions. We receive transportation fees for transporting gas owned by other parties through our pipeline systems. We seek to further expand our activities in this area through the acquisition or construction of natural gas transmission pipelines in our core geographic areas of operation where operational synergies and market opportunities exist or in new geographic regions where there is increasing demand for gas by municipal and industrial users. Our primary transmission systems are the MIT system, located principally in northern Alabama along the Tennessee River Valley, the Midla system, located in Louisiana and Mississippi, and the KPC system located in Kansas, Missouri and Oklahoma. Our average daily transmission pipeline volumes increased 1,186% to 450 MMcf per day for the pro forma nine months ended September 30, 1999 from 35 MMcf per day in 1996. Our Transmission Pipelines segment accounted for $13.2 million or 58% of our gross margin in 1998 and $29.0 million or 69% of our pro forma gross margin for the nine months ended September 30, 1999.

 . End-User Pipelines. We also contract with industrial end-users, municipalities and electrical generating facilities to provide natural gas and natural gas transportation services to their facilities through interconnect gas pipelines that we construct or acquire. We currently own and operate 35 of these end-user systems. These pipelines provide a direct supply of natural gas to new industrial facilities or to existing facilities as an alternative to the LDCs. We intend to continue to pursue direct sales to these end-users, which now have the flexibility to negotiate their gas purchase and transportation contracts as a result of industry deregulation. Frequently, we are able to offer our end-user customers rates lower than the customer's current energy supplier. Our contracts with end-user customers typically provide that the customer pay a transportation fee based on the volume of natural gas transported through our pipeline. Some of our end-user customers include Amoco Chemical Company, Champion International Corporation, Chevron Chemical Company, Exxon Chemical Company, Georgia Pacific Corporation and Owens Corning Corporation. Our average daily end-user volumes increased 456% to 189 MMcf per day for the pro forma nine months ended September 30, 1999 from 34 MMcf per day in 1996. Our End-User Pipelines segment accounted for $5.0 million or 22% of our gross margin in 1998 and $5.7 million or 14% of our pro forma gross margin for the nine months ended September 30, 1999.

 . Gathering Pipelines and Natural Gas Processing. Our 41 gathering systems typically consist of a network of pipelines that collect natural gas or crude oil from points near producing wells and transport it to larger pipeline systems for further transmission. Gathering systems may include meters, separators, dehydration facilities and other treating equipment owned by us or others. We derive revenues from gathering systems by transporting natural gas or crude oil owned by others through our pipelines for a transportation fee, by purchasing natural gas and utilizing our pipelines to transport the natural gas to a customer in another location where the natural gas is resold or, in certain instances, by purchasing natural gas and arranging for the delivery and resale of an equivalent quantity of natural gas to a customer not directly served by our pipelines. We typically accomplish transactions with customers not directly served by our pipelines by entering into agreements whereby we exchange natural gas in our pipelines for natural gas in the pipelines of other transmission companies. We intend to pursue the acquisition or construction of additional gas gathering systems in or near our core geographic operating areas and where drilling activity is expected to provide opportunities for the expansion of gathering or processing facilities. Our more significant gathering and processing assets, which were acquired in 1998 and 1999, include our Anadarko/Mendota system in the Texas Panhandle and western Oklahoma, the Calmar system in Alberta, Canada, and Dufour Petroleum, Inc. an NGL, crude oil and CO\\2\\ trucking and marketing company. Our average daily gathering and processing volumes increased 644% to 357 MMcf per day for the pro forma nine months ended September 30, 1999 from 48 MMcf per day in 1996. Our Gathering Pipelines and Natural Gas Processing segment accounted for $4.4 million or 19% of our gross margin in 1998 and $7.4 million or 17% of our pro forma gross margin for the nine months ended September 30, 1999.

   We realize our natural gas processing revenues from the extraction and sale of NGLs as well as the sale of the residual natural gas. We earn these revenues under processing contracts with producers of natural gas utilizing both a "percentage of proceeds" and "keep-whole" basis. The contracts based on "percentage of proceeds" provide that we receive a percentage of the NGLs and residual gas revenues as a fee for processing the producer's gas. The "keep-whole" contracts require that we reimburse the producers for the Btu energy equivalent of the NGLs and fuel we remove from the natural gas as a result of processing, and we retain all revenues from the sale of the NGLs. Once extracted, the NGLs are further separated in our facilities into products such as ethane, propane, butanes, natural gasoline and condensate. These products are then sold to various wholesalers along with raw sulfur from our sulfur recovery plant. Our processing margins can be adversely affected by declines in NGL prices, declines in gas throughput, or increases in shrinkage or fuel costs, and in the case of "keep-whole" contracts, margins can be affected by rising natural gas prices. As of November 30, 1999, we owned four large capacity processing and/or treating plants and over 20 smaller portable processing plants.

Gas Marketing Services. In addition, we provide natural gas marketing services to our customers within each of the three segments. We have focused our gas marketing activities on our systems with a strategic focus on providing quality and consistent service to customers connected to our pipeline network. Our marketing activities include providing natural gas supply and sales services to some of our end-user customers by purchasing the natural gas supply from other marketers or pipeline affiliates and reselling the natural gas to the end-user. We also purchase natural gas directly from well operators on many of our gathering systems and resell the natural gas to other marketers or pipeline affiliates. Many of the contracts pertaining to our gas marketing activities are month-to-month, spot market transactions with numerous gas suppliers or producers in the industry. We also offer other gas services to some of our customers including management of capacity release and gas balancing.

Typically, we purchase natural gas at a price determined by prevailing market conditions. Simultaneously with our purchase of natural gas, we generally resell natural gas at a higher price under a sales contract that is comparable in terms to our purchase contract, including any price escalation provisions. In most instances, small margins are characteristic of natural gas marketing because there are numerous companies of greatly varying size and financial capacity who compete with us in the marketing of natural gas. The profitability of our natural gas marketing operations depends in large part on the ability of our management to assess and respond to changing market conditions in negotiating these natural gas purchase and sale agreements. As a consequence of the increase in competition in the industry and volatility of natural gas prices, end-users have been reluctant to enter into long-term purchase contracts. The inability of management to respond appropriately in changing market conditions could have a negative effect on our profitability. Accordingly, historical operating income associated with this revenue stream has varied depending on market conditions. The use of third-party pipelines in our gas marketing activities also exposes us to economic risk. This risk results from imbalances or nominated volume discrepancies, which can result either in penalties having a negative impact on earnings or in a transaction gain, depending on how and when imbalances are corrected. We believe the marketing of natural gas is an important complement to our transportation services.

We derive revenue from transportation fees for transporting natural gas and petroleum liquids through our pipelines. In addition, we provide natural gas marketing services to our customers within each of the three segments. Although the majority of our business is transportation-fee based, we do retain some exposure to commodity prices in our natural gas processing business. This exposure represents a relatively small proportion of our total gross margin but provides us with modest upside potential if NGL spreads remain high compared to recent historical lows.

Opportunities in Our Industry

The natural gas industry has undergone dramatic change over the past decade largely due to a series of steps taken by the federal and state governments to deregulate the industry and increase competition among industry participants. These actions are causing a major restructuring of the relationships between interstate pipeline companies, LDCs and their respective customers and have created opportunities for us to compete for these customers. We believe the strategic location of our pipelines, our strong industry relationships and lower cost structure relative to major interstate carriers and LDCs position us well to continue to take advantage of this opportunity to expand our customer base.

As the focus of deregulation has shifted to the electric generating industry, there has been an increasing convergence of the natural gas and electric industries. There is also a general trend toward the consolidation of companies within the natural gas industry. These changes have prompted several large mergers between and among electric utilities and diversified natural gas companies. Frequently, these combined companies will divest certain of their natural gas transmission, gathering and processing assets either as a result of antitrust divestiture requirements or for strategic purposes. As a result, we believe that these divestitures create considerable acquisition opportunities for us and that our industry relationships position us well to capitalize on these opportunities.

Business Strategy

Our principal business strategy is to increase our earnings and cash flow by focusing on accretive acquisitions, pursuing pipeline system and processing facility construction and expansion opportunities and improving the profitability of these systems through volume growth initiatives and cost savings opportunities. We implement this strategy through the following steps:

 . Accretive Acquisitions. We seek to acquire natural gas or petroleum liquids transmission, end-user and gathering pipeline systems and processing plants that offer the opportunity for operational synergies and the potential for increased utilization and expansion of the system. We target systems in our core geographic areas of operation in order to capitalize on existing infrastructure, personnel and customer relationships to maximize system profitability. We also seek to acquire assets in other areas with growing demand for natural gas or increasing drilling activity. These acquisitions enable us to establish new core areas in which to build a regional presence. For example, we purchased the Anadarko gas gathering system located in Texas and Oklahoma in September 1998. The 696-mile system and processing plant are located in a prolific natural gas producing region and established a new core geographic area for us. We quickly strengthened our position in this area in December 1998 with the acquisition of the 35-mile Mendota system. This system, which included another processing facility, was interconnected with the Anadarko system, providing access to additional areas of natural gas production.

 . Construction and Expansion Opportunities. We leverage our existing infrastructure and customer relationships by constructing systems to meet new or increased demand for pipeline transportation services. These projects include expansion of existing systems and construction of new pipeline or processing facilities. For example, earlier this year we constructed new facilities near the southern end of the Midla system to provide approximately 55 MMcf per day of high pressure natural gas to two industrial customers. In November 1999, we agreed to construct additional facilities for one of these customers to supply up to 80 MMcf per day of natural gas to their natural gas processing plants near Baton Rouge.

 . Improving Existing System Profitability. After a system is acquired or constructed, we begin an aggressive effort to market directly to both producers and end-users in order to fully utilize the system's capacity. As part of this process, we focus on providing quality service to our existing customers while identifying new customers. Many of our existing pipeline and processing systems were designed with excess throughput capacity that provides us with opportunities to increase throughput with little incremental cost and to facilitate higher margin "swing" sales during periods of increased gas demand. For example, following the purchase of the MIT system in May 1997, we had increased firm transportation volumes 29% to 170 MMcf per day by the Spring of 1999 from 132 MMcf per day with minimal additional capital outlays. In addition, we generally seek to achieve administrative and operational efficiencies by capitalizing on the geographic proximity of many of our systems.

Acquisition and Construction Activity

From January 1, 1996 through November 30, 1999, we have acquired ownership of or interests in or constructed 71 pipelines, including four natural gas processing plants, for an aggregate cost of $362.5 million. The following table summarizes certain information regarding our acquisition and construction activities:

                                              1996 1997  1998    1999    Total
                                                               (11 mos.)
                                              ---- ----- ----- --------- ------
Acquisition Expenditures (in millions)....... $8.4 $70.3 $52.1  $231.7   $362.5
Pipelines Acquired or Constructed:
 Transmission Pipelines......................   --     2    --       1        3
 End-User Pipelines..........................    6     6     1      15       28
 Gathering Pipelines.........................   17     3     5      15       40
                                              ---- ----- -----  ------   ------
 Total Number................................   23    11     6      31       71
                                              ==== ===== =====  ======   ======
 Total Miles.................................  402   907   854   1,518    3,681
Processing and Treating Facilities
 Acquired....................................    1    --     2       1        4

1999 Acquisitions. During 1999, we have consummated $231.7 million in acquisitions as follows:

  Kansas Pipeline Company Acquisition. We acquired KPC and other related entities in November 1999 for $195.2 million. KPC owns and operates an 1,120 mile regulated interstate natural gas pipeline system. The system extends into two major segments from northwestern and northeastern Oklahoma through Wichita into the Kansas City metropolitan area. The system's two principal customers are divisions of ONEOK, Inc. and Southern Union Company, which are the local distribution companies for Wichita and Kansas City. KPC derives 97% of its gross margin from a series of long-term transportation contracts with these two principal customers. KPC is capable of delivering approximately 140 MMcf per day and 21 MMcf per day of natural gas into the Kansas City and Wichita marketplaces, respectively.

  Revenues on the KPC system were $54.1 million in 1998 and $32.0 million for the nine months ended September 30, 1999, and EBITDA was $19.7 million in 1998 and $11.4 million for the nine months ended September 30, 1999.

  The addition of KPC to our other Mid-continent pipeline assets establishes a new strategic core area for us. We have identified several operational enhancements and market opportunities at KPC that may result in immediate cash flow improvement:

   . We will provide the senior general and administrative functions for KPC. As a result, we expect to reduce general and administrative costs at KPC by approximately $2.0 million per year.

   . We believe opportunities exist to integrate natural gas supply from our Anadarko system with the transportation and distribution assets of the KPC system in order to increase overall margins in our mid-continent operating area.

   . Prior to the KPC acquisition, we provided natural gas to an Owens
     Corning plant, the Kansas City Board of Public Utilities, and the City of Augusta Power Plant via interconnections from a major pipeline system owned by one of our competitors. Now that we own the KPC system, we may serve these customers directly through interconnections to our KPC system. Further, we will have more access to natural gas supply to pursue similar opportunities.

   . The Kansas City area is experiencing industrial, municipal and other end-user demand growth. The KPC system is one of three systems serving the Kansas City market. We believe we have the opportunity to capitalize on natural gas demand growth in the area.

  KPC is a party to an agreement with Management Resources Group, LLC pursuant to which the parties will cooperate with each other on projects in the vicinity of the KPC system and Management Resources will receive from KPC monthly contingent payments in the amount of 50% of KPC's gross revenue in excess of certain agreed to monthly and yearly amounts. KPC has the option to terminate this agreement by paying Management Resources approximately $10.8 million in cash or publicly tradable securities on or before January 31, 2000 in which case the agreement shall be null and void, or by paying $50.0 million in cash after such date, at which time the agreement will be canceled.

  In connection with the KPC acquisition an $8.7 million make-whole premium associated with the early retirement of certain debt of KPC will be as recorded as a pre-tax charge in the fourth quarter of 1999.

  Calmar Acquisition. We purchased the Calmar system in Alberta, Canada from Probe Exploration, Inc. ("Probe"). The total value of the transaction was approximately US $13.2 million. The assets purchased include a 30 MMcf per day amine sweetening plant, 30 miles of gas gathering pipeline and approximately 4,000 horsepower of compression located near Edmonton, Alberta. The Calmar system currently gathers and treats sour gas from producing wells operated by Probe and Courage Energy Inc. In conjunction with the purchase, Probe entered into a gas gathering and treating agreement with us, including the long-term dedication of Probe's reserves in the Leduc Field, a right of first refusal agreement on new or existing midstream assets within a defined 390-square mile area of interest, and an assignment to us of an existing third party gathering and treating agreement.

  DPI and Flare Acquisitions. We purchased two related companies, Flare, L.L.C. and DPI. The total value of the transaction was approximately $11.1 million and could include future consideration should certain contingencies be met. The Flare and DPI shareholders received cash consideration of approximately $3.2 million, we assumed $5.5 million in debt, and the DPI shareholders received 163,719 shares of our common stock. Flare is a natural gas processing and treating company whose principal assets include 27 portable natural gas processing and treating plants from which it earns revenues based on treating and processing fees and/or a percentage of the NGLs produced. DPI is an NGL, crude oil and CO\\2\\ transportation and marketing company. DPI operates 43 NGL and crude oil trucks and trailers, a fleet of 40 pressurized railcars and in excess of 400,000 gallons of NGL storage facilities and product treating and handling equipment.

Gloria System Acquisition. In December 1998, we entered into an agreement with Koch Industries to purchase the Gloria system in southeastern Louisiana for a total price of approximately $6.0 million. The Gloria system is comprised of approximately 133 miles of pipeline with a 1,650 horsepower compressor station, and includes 51 miles of gathering pipeline and 82 miles of transmission pipeline. The system gathers gas from seven producing fields and also directly supplies natural gas to an industrial customer and an LDC in the area. The pipeline was part of Koch's interstate system and FERC approval for the system's abandonment from interstate service was received in October of 1999, which, following the expiration of the required notice period, enabled us to proceed to close the Gloria system acquisition. The purchase of the Gloria system is anticipated to close in December 1999.

Anadarko/Mendota Acquisitions. In September 1998, we purchased the Anadarko gas gathering system from a subsidiary of El Paso Energy Corporation. The pipeline system was purchased for cash consideration of approximately $35.0 million. Under the agreement, we acquired ownership and operation of the Anadarko gas gathering system located in Beckham and Roger Mills Counties in Oklahoma, and Hemphill, Roberts and Wheeler Counties in Texas. The system is comprised of over 696 miles of pipeline and gathers gas from approximately 250 wells and includes a 40 MMcf per day natural gas processing facility, 11 compressor stations with a total of over 14,000 horsepower and interconnections with eight major interstate and intrastate pipeline systems.

We expanded the Anadarko system in December 1998 with the acquisition of the Mendota system from Seagull Energy Corporation for approximately $3.8 million. The Mendota system, which is interconnected with the Anadarko system, includes a processing facility and 35 miles of gathering pipeline.

Midla Acquisition. In October 1997, we acquired (i) a 405-mile interstate gas pipeline that runs from the Monroe gas field in northern Louisiana, southward through Mississippi to Baton Rouge, Louisiana, (ii) three end-user gas pipelines with a collective length of 40 miles, (iii) two offshore lateral gas pipelines with a collective length of approximately nine miles. These pipelines serve a number of large industrial and municipal customers, and (iv) a natural gas marketing company that was subsequently merged into Midcoast Marketing Inc., our natural gas marketing affiliate.

MIT Acquisition. In May 1997, we acquired (i) a 295-mile interstate transmission pipeline located in northern Alabama, Mississippi and southern Tennessee that transports natural gas to industrial and municipal customers,
(ii) the 38-mile Champion system and the one-mile Monsanto system pipeline in northern Alabama which primarily serve these two large industrial customers and
(iii) a natural gas marketing company that was subsequently merged into Midcoast Marketing Inc.

Pipeline Systems

As of November 30, 1999, we owned an interest in and operated 80 pipelines. These include three interstate transmission pipelines, one intrastate transmission pipeline, 35 end-user pipelines and 41 gathering pipelines. The majority of these pipelines are situated strategically in our core Gulf Coast and Mid-continent operating areas. Certain information concerning our pipelines is summarized in the following table:

                                                                   Average Daily Daily Volume
                                                                     Volume(2)   Capacity(2)
                                                          Length      (MMbtu        (MMbtu
   Pipeline System(1)               Location            (in Miles)   per Day)      per Day)
   ------------------               --------            ---------- ------------- ------------
TRANSMISSION PIPELINES:
 Magnolia...............           Central AL              111.0       28,447       120,000
 MIT....................  Selmer, TN to Huntsville, AL     295.3      101,884       200,000
 Midla..................  Monroe, LA to Baton Rouge, LA    404.6       78,092       190,000
 KPC....................         OK, KS, and MO          1,120.0          N/A(8)    160,000
                                                         -------      -------     ---------
  Total Transmission
   (4 systems)..........                                 1,930.9      208,423       670,000

END-USER PIPELINES:
 Creole.................       Orleans Parish, LA           44.0       32,181       115,000
 Farmlands..............        Grant Parish, LA             4.3       31,434        62,000
 Baton Rouge............    E. Baton Rouge Parish, LA       33.2       26,384        80,000
 Champion...............   Lawrence & Colbert Cos., AL      38.0       23,313        50,000
 Westlake...............      Calcasieu Parish, LA           1.3       14,209        50,000
 Crown Vantage..........    West Feliciana Parish, LA        2.5        8,489        32,800
 Salt Creek(3)..........     Kent & Scurry Cos., TX         39.1        5,437        20,000
 Monsanto...............         Morgan Co., AL              1.0        4,432        20,000
 OC Kansas..............        Wyandotte CO, KS             1.0        2,817         6,500
 Roane County(4)........          Roane CO, TN               2.1        1,440         5,000
 All Other (25 systems).       LA, KS, NY, TN, TX           41.7        5,975       107,200
                                                         -------      -------     ---------
  Total End-User
   (35 systems).........                                   208.2      156,111       548,500

GATHERING PIPELINES AND
 NATURAL GAS PROCESSING:
 Anadarko/Mendota(5)....        OK & TX Panhandle          731.0      157,829       345,000
 T51....................           Offshore LA               4.7       18,126        72,000
 Cook Inlet Oil (4).....         Cook Inlet, AK              2.7       17,141(6)    120,000(6)
 T33....................           Offshore LA               3.9       13,898        24,000
 Guerra(3)..............      Webb & Duval Cos., TX          8.4        6,485        50,000
 Loma Novia(3)..........    Duval & McMullen Cos., TX       15.2        6,178        25,000
 Harmony(5).............           Central MS              155.4        5,328        20,000
 Texana(7)..............            South TX                46.0        4,488        15,000
 Minnie Bock............         Nueces Co., TX             14.0        2,898        10,000
 Calmar(5)..............         Alberta, Canada            30.0          N/A(8)     30,000
 All Other (31 systems).     AK, AL, KS, MS, OK, TX        674.1        9,792     1,081,500
                                                         -------      -------     ---------
  Total Gathering
   (41 systems).........                                 1,685.4      242,163     1,792,500
  Total Pipelines
   (80 systems).........                                 3,824.5      606,697     3,011,000
                                                         =======      =======     =========

------------------
(1) Unless otherwise indicated, all systems are 100% owned and operated by us. Inactive systems are not included.
(2) All volume and capacity information is approximate. Average daily volumes are based on total volumes transported during the twelve-month period ended December 31, 1998, except for systems that were acquired during 1998. For these systems the average daily volumes are based on total volumes transported from the date of acquisition or initial operation through December 31, 1998.
(3) This system is owned by Pan Grande Pipeline L.L.C., in which we own a 70% interest and which we operate.
(4) This system is owned and operated by a third-party. We receive throughput charges from this system.
(5) This gathering system includes natural gas processing and/or treating facilities.
(6) Volume has been converted from barrels of oil to equivalent Mmbtu of gas using one barrel to six Mmbtu consistent with industry standards.
(7) This system is owned by Texana Pipeline Company, in which we own a 50% interest and which we operate.
(8) This system was acquired in 1999; therefore, there were no applicable volumes for the period shown.

Marketing and Competition

Major Customers. Our principal customers are industrial end-users, municipalities, resellers of natural gas and producers of natural gas. We typically enter into one- to five-year transportation agreements. These agreements may also include provisions regarding guaranteed minimum volumes and price reductions after the customer meets certain transportation commitments. We also enter into marketing agreements with many of our customers that relate to gas supply and other services. For our FERC regulated entities, we enter into firm or interruptible transportation contracts, using the tariff rates approved by FERC. In certain situations, we have offered discounts from our tariffs in response to specific market conditions.

The KPC acquisition will result in the addition of two major customers. Kansas Gas Service, a division of ONEOK, Inc., accounted for 60% of the gross margin of KPC and will account for 27% of our pro forma gross margin for the nine months ended September 30, 1999. Also, Missouri Gas Energy, a division of Southern Union Company, accounted for approximately 37% of the gross margin of KPC and will account for 16% of our pro forma gross margin for the nine months ended September 30, 1999. There are no other customers who represent more than 10% of our pro forma gross margin.

Competition. Our business is highly competitive. In marketing natural gas, we have numerous competitors, including marketing affiliates of interstate pipelines, major integrated oil companies, and local and national natural gas gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Many of these competitors, particularly those affiliated with major integrated energy and interstate and intrastate pipeline companies, have financial resources substantially greater than ours. Local utilities and distributors of natural gas are, in some cases, engaged directly, and through affiliates, in marketing activities that compete with us. Some of our contracts are month-to-month arrangements, and, as such, these agreements are affected by competitive factors at the time of the sale.

We compete against other companies for acquisitions, supplies of natural gas and customers. In competing for acquisitions, we compete against companies with greater resources that may be willing to pay more for a given acquisition. Competition for companies and assets to acquire is primarily based on the acquiring company's capital resources and its ability to complete the acquisition in a timely manner. Competition for customers is primarily based on efficiency, reliability, availability of transportation and the ability to offer a competitive price for natural gas. Competition for end-users is primarily based upon reliability and price of deliverable natural gas. For customers that have the capability to use alternative fuels, such as oil and coal, we also compete against companies capable of providing these alternative fuels at a competitive price.

Natural Gas Supply. Our transmission and end-user pipelines have connections with major interstate and intrastate pipelines that management believes have access to natural gas volumes in excess of the volumes required for these systems. However, these purchase contracts may be affected by factors such as capacity constraints and temporary regional supply shortages beyond both our and the gas suppliers' control. With regard to our gathering systems, supply risks include third parties' control of the drilling of new wells, the inability of wells to deliver gas at required pipeline quality and pressure, and the depletion of reserves. Our future performance will depend, to a great extent, on the throughput levels we achieve with respect to our existing pipelines and the pipelines we acquire or construct in the future. In order to maintain the throughput on our gathering systems at current levels, we must access new natural gas supplies to offset the natural decline in reserves. In connection with the construction and acquisition of our gathering systems, we made evaluations of well and reservoir data furnished by producers to determine the availability of natural gas supply for the systems. Based on those evaluations, management believes that there should be adequate natural gas supply for us to recoup our investment with an adequate rate of return. However, management does not routinely obtain independent evaluation of reserves dedicated to our systems because of the cost of such evaluations. Accordingly, we do not have estimates of total reserves dedicated to our systems or the anticipated life of such producing reserves.

Regulatory Matters

Rate and Regulatory Matters. Various aspects of the transportation of natural gas are subject to or affected by extensive federal regulation under the Natural Gas Act ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"), as well as various regulations promulgated by the FERC.

Interstate Pipeline Regulation. Our operations of the MIT, Midla and the KPC systems constitute the operations of a "natural gas company," as defined in the NGA. As such, these operations are subject to the jurisdiction of the FERC. The interstate pipeline operations of these systems are operated pursuant to certificates of public convenience and necessity and other authorizations issued under the NGA and pursuant to the NGPA. The FERC regulates the interstate transportation of and certain sales of natural gas, including, among other things, rates and charges allowed natural gas companies, extensions and abandonment of facilities and service, rates of depreciation and amortization and certain accounting methods.

Pipeline rates for the MIT, Midla and the KPC systems must be filed with and approved by the FERC. They are regulated by the FERC on a cost-of-service basis and must be deemed by the FERC to be "just and reasonable." The FERC may suspend for up to five months the effectiveness of rate changes filed by the pipeline, and/or permit a changed rate to go into effect subject to refund. The FERC may require the pipeline to refund, with interest, all or any portion of any increased amount collected under subject to refund rates that, in the FERC's final determination, is found not to be just and reasonable. The FERC also may investigate, either on its own motion or pursuant to protests by third parties, the lawfulness of pipeline rates that are on file.

In April 1993, jurisdictional rates for the MIT system were increased from rates that had been in effect since April 1990. This rate increase was agreed to in an uncontested settlement with the MIT system's customers that the FERC approved in December 1993. That agreement was amended in September 1996 to eliminate the requirement that a new rate case be filed in September 1996 or any year thereafter. As part of that agreement, rates on the MIT system were reduced 6% effective September 1996.

In June 1996, a decrease in the jurisdictional rates for the Midla system was proposed from rates that had been in effect since 1990. This rate decrease was agreed to in an uncontested settlement with Midla's customers and was certified to the FERC by the presiding Administrative Law Judge in November 1996. Accordingly, the FERC approved the settlement by letter order dated March 28, 1997. As part of that agreement, Midla is not required to file a new rate case.

Kansas Pipeline Company Acquisition. The pipeline assets of KPC were held in three partnerships prior to May 11, 1998. KansOk partnership owned intrastate pipelines whose rates were regulated by state agencies or the FERC. Kansas Pipeline partnership owned an intrastate pipeline in Kansas whose rates were determined by the Kansas Corporation Commission. Riverside Pipeline Company, L.P., owned interstate assets in Kansas, Oklahoma and Missouri that connected the assets of the other two partnerships at the state lines of Missouri, Kansas, or Oklahoma.

Effective May 11, 1998, after more than two years of jurisdictional proceedings before the FERC, the FERC asserted jurisdiction over the assets of these three entities, which were combined into a single, FERC-regulated entity, KPC. The new company's initial rates, by order of FERC, were approximately equal to its then-existing rates. FERC also ordered the company to file a Section 4 Rate Case by September 10, 1999.

In accordance with the FERC's order, KPC filed a rate case pursuant to Section 4 of the Natural Gas Act on August 27, 1999 (FERC Docket No. RP99-485-000). KPC's proposed rates reflect an annual revenue increase when compared to its initial FERC-approved rates. The rates have been protested by KPC's two principal customers and by the state public utility commissions that regulate them. On September 30, 1999, the FERC issued an order which set KPC's proposed rates for hearing and accepted and suspended the rates to be effective March 1, 2000, subject to possible refund. The Section 4 rate case proceeding will determine whether the rates proposed by KPC for interstate transportation of natural gas are just and reasonable, and the extent to which KPC must refund all or any part of the proposed rate increase that it charges to its customers prior to approval. A procedural schedule in the case has been adopted by the Presiding Administrative Law Judge. A hearing date is set for September 26, 2000. The case is now in the discovery phase, and it is anticipated that settlement discussions will begin in January, 2000.

Intrastate Pipeline Regulation. Our intrastate pipeline operations are generally not subject to regulation by the FERC, but they are subject to regulation by various agencies of the states in which we operate. The Magnolia system is subject to the jurisdiction of the FERC with respect to the transportation rates under NGPA Section 311. Under NGPA Section 311, an intrastate pipeline can provide transportation service "on behalf of" any interstate pipeline or LDC served by an interstate pipeline company without prior FERC authorization. Specifically, the FERC adopted a so-called "transport" or "title" standard requiring that for purposes of interstate transportation under NGPA Section 311, the "on behalf of entity" must either
(1) have physical custody of or (2) hold title to the gas at some point during the transaction. NGPA Section 311 service must be provided without undue discrimination or preference and is subject to certain FERC filing and reporting requirements.

The end-user pipelines and the transmission pipelines not regulated by the FERC are subject to the regulations of the state agencies of the states in which they are located. Most states have agencies that possess the authority to review and authorize transactions, construction, acquisition, abandonment and interconnection of physical facilities. Some states also have state agencies that regulate transportation rates and contract pricing to ensure their reasonableness.

Canadian Pipeline Regulation. One of our subsidiaries, Midcoast Canada Operating Corporation ("Midcoast Canada"), owns the Calmar system located in central Alberta, Canada. Construction, operation and reclamation of the Calmar system are primarily regulated by the Alberta Energy and Utilities Board ("EUB") and Alberta Environmental Protection. Rates for gas processing and transportation through the Calmar system are presently determined by negotiated contracts. Pursuant to the Alberta Oil and Gas Conservation Act, R.S.A. 1980,
c. O-5, an application may be made to the EUB for an order declaring the Calmar system to be a common processor, purchaser and/or carrier. In the event that
(i) the EUB grants such an order (with the approval of the Alberta Lieutenant Governor in Council) and (ii) an agreement respecting rates and charges cannot be reached between the applicant and Midcoast Canada, a subsequent application may then be made to the EUB to set rates and charges for gas processing, purchase and/or transportation at the Calmar system. The EUB also has the general authority pursuant to the Oil and Gas Conservation Act and Alberta Pipeline Act, R.S.C. 1980, c. P-80, to conduct an investigation into matters and questions involving gas plants and pipelines located within Alberta, such as the Calmar system.

Gathering Operations Regulation. The NGA exempts gas gathering facilities from the direct jurisdiction of the FERC. We believe that our gathering facilities and operations meet the current tests that the FERC uses to grant non-jurisdictional gathering facility status. Some of the recent cases applying these tests in a manner favorable to the determination of our non-jurisdictional status are still subject to rehearing and appeal. In addition, the FERC's articulation and application of the tests used to distinguish between jurisdictional pipelines and non-jurisdictional gathering facilities have varied over time. While we believe the current definitions create non-jurisdictional status for our gathering facilities, no assurance is available that such facilities will not, in the future, be classified as regulated transmission facilities. If such a classification were to occur, the rates, terms, and conditions of the services rendered by those facilities would become subject to regulation by the FERC.

No state in which we operate currently regulates gathering fees. Although we are not aware that any state in which we operate a natural gas gathering system is likely to begin regulation of our natural gas gathering activities and fees, new or increased state regulation has been adopted or proposed in other natural gas producing states, and there can be no assurance that such regulation will not be proposed or adopted in states where we conduct gathering activities or that we will not expand into or acquire operations in a state where such regulations could be imposed.

Environmental and Safety Matters. Our activities in connection with the operation and construction of pipelines and other facilities for transporting, processing, treating, or storing natural gas and other products are subject to environmental and safety regulation by numerous federal, state, local and Canadian authorities. This regulation can include ongoing oversight regulation as well as requirements for construction or other permits and clearances that must be granted in connection with new projects or expansions. Regulatory requirements can increase the cost of planning, designing, initial installation and operation of such facilities. Sanctions for violation of these requirements include a variety of civil and criminal enforcement measures, including assessment of monetary penalties, assessment and remediation requirements and injunctions as to future compliance. The following is a discussion of certain environmental and safety concerns that relate to us. It is not intended to constitute a complete discussion of the various federal, state, local and Canadian statutes, rules, regulations, or orders to which our operations may be subject.

In most instances, these regulatory requirements relate to the release of substances into the environment and include measures to control water and air pollution. Moreover, we could incur liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or state counterparts, regardless of our fault, in connection with the disposal or other releases of hazardous substances, including those arising out of historical operations conducted by our predecessors. Further, the recent trend in environmental legislation and regulations is toward stricter standards, and this trend will likely continue in the future.

Environmental laws and regulations may also require us to acquire a permit before we may conduct certain activities. Further, these laws and regulations may limit or prohibit activities on certain lands lying within wilderness areas, wetlands, areas providing habitat for certain species that have been identified as "endangered" or "threatened" or other protected areas. We are also subject to other federal, state and local laws covering the handling, storage or discharge of materials, and we are subject to laws that otherwise relate to the protection of the environment, safety and health. As an employer, we are required to maintain a workplace free of recognized hazards likely to cause death or serious injury and to comply with specific safety standards.

We will make expenditures in connection with environmental matters as part of our normal operations and capital expenditures. In addition, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that might become necessary. We are subject to an inherent risk of incurring environmental costs and liabilities because of our handling of oil, gas and petroleum products, historical industry waste disposal practices and prior use of gas flow meters containing mercury. There can be no assurance that we will not incur material environmental costs and liabilities. Management believes, based on our current knowledge, that we have obtained and are in current compliance with all necessary and material permits and that we are in substantial compliance with applicable material environmental and safety regulations. Further, we maintain insurance coverages that we believe are customary in the industry; however, there can be no assurance that our environmental impairment insurance will provide sufficient coverage in the event an environmental claim is made against us. See "Business and Properties-- Insurance." We are not aware of any existing environmental or safety claims that would have a material impact upon our financial position or results of operations.

Oil and Gas Properties

We own several non-operated working and overriding royalty interests in producing and non-producing oil and gas properties. For the year ended December 31, 1998 and the nine months ended September 30, 1999, revenues from our oil and gas properties were less than 1% of our total revenues, and for the same period our oil and gas properties represented less than 1% of our total assets.

Title to Properties

As part of our pipeline construction process, we must obtain certain right-of-way agreements from landowners whose property the proposed pipeline will cross. The terms and cost of these agreements can vary greatly due to a number of factors. In addition, as part of our acquisition process, we will typically evaluate the underlying right-of-way agreements for the particular pipeline to be acquired to determine that the pipeline owner has met all terms and conditions of the underlying right-of-way agreements and that the agreements are still in full force and effect. We typically rely upon outside service organizations to review the right-of-way agreements and to make suggestions to the seller as to any curative work required before closing. We typically do not receive a title opinion or title policy as to these right-of-way agreements due to the complexity of the records and expense.

Occasionally, we may seek to initiate condemnation proceedings where permitted under state law to obtain a right-of-way necessary for pipeline construction projects. We believe that this process is consistent with standards in the pipeline industry. We believe that we hold good title to our pipeline systems, subject only to defects which we believe are not material to the ownership of our properties or results of operations. Substantially all of our pipeline systems are pledged to secure borrowings under our $265 million credit facility.

Insurance

Our operations are subject to many hazards inherent in the natural gas transmission industry. We maintain insurance coverage for our operations and properties at levels considered to be customary in the industry. There can be no assurance, however, that our insurance coverage will be available or adequate for any particular risk or loss or that we will be able to maintain adequate insurance in the future at rates we consider reasonable. Although, management believes that our assets are adequately covered by insurance, a substantial uninsured loss could have a material adverse impact on us and our financial position.

Legal Proceedings

We are currently involved in certain litigation that arose in the ordinary course of business. Except as otherwise disclosed in the KPC acquisition discussion in the "Regulatory Matters" section of this prospectus supplement, management believes that all costs of settlements or judgments arising from such suits will not have a material adverse effect on our consolidated financial position or results of operations.

Employees and Contract Service Organizations

We had 206 full-time employees on December 1, 1999. We have arrangements with other unaffiliated independent pipeline operating companies that service and operate our extensive field operations and provide for emergency response measures. We are not a party to any collective bargaining agreements. There have been no significant labor disputes in the past.

In November 1999, we announced that, as part of an effort to streamline our operations and increase efficiencies, we would have a reduction of approximately 50 employees and take a pretax charge of approximately $1.7 million in the fourth quarter of 1999.

                                   Management

The following table sets forth certain information concerning our directors and executive officers. Each director holds office until the first annual meeting of stockholders is held after his election or until his successor is elected or appointed and qualified.

Directors and Executive Officers

                                                                                            Officer or
                                                                                             Director
          Name           Age                            Position                              Since
          ----           ---                            --------                            ----------
Dan C. Tutcher..........  50 Chairman of the Board, President, and Chief Executive Officer     1992
I. J. Berthelot, II.....  40 Executive Vice President, Chief Operating Officer and Director    1996
Richard A. Robert.......  33 Chief Financial Officer and Treasurer                             1996
Duane S. Herbst.........  36 Vice President of Corporate Affairs and Secretary                 1992
Bill Bray...............  51 Vice President of Business Development                            1999
Ted Collins, Jr.........  61 Director                                                          1997
Curtis J. Dufour, III...  50 Director                                                          1999
Richard N. Richards.....  53 Director                                                          1996
Bruce Withers...........  73 Director                                                          1997

Dan C. Tutcher has been Chairman of the Board, President and Chief Executive Officer since our formation in 1992 and served as Treasurer from 1995 to 1996. Since 1989, Mr. Tutcher has also been President and Chief Executive Officer of Magic Gas Corp., a Texas corporation controlled by Mr. Tutcher. Prior to its merger into our company in 1992, Mr. Tutcher served as a Director of Nugget Oil Corporation, from 1990 to 1992. He also serves on the Utilities Advisory Board of Cigna Corporation and on the board of the Interstate Natural Gas Association of America. Mr. Tutcher holds a Bachelor of Business Administration degree from Washburn University.

I. J. (Chip) Berthelot, II has been a Director since 1996 and serves as Executive Vice President and Chief Operating Officer. Mr. Berthelot has been with us since our formation in 1992. Mr. Berthelot joined the Company as Chief Engineer and became Vice President of Operations in 1995, Chief Operating Officer in 1996 and Executive Vice President in 1997. From 1991 to 1992, he was a gas contracts representative with Mitchell Energy and Development Co. He is a Professional Engineer, licensed in Texas, and holds a Bachelor of Science degree in Petroleum and Natural Gas Engineering from Texas A&I University.

Richard A. Robert is Chief Financial Officer and Treasurer and has been with the Company since its formation in 1992. Mr. Robert joined the Company as Controller and became Chief Financial Officer and Treasurer in 1996. From 1988 to 1992 he was an audit associate in the energy audit division of Arthur Andersen L.L.P. Mr. Robert is a certified public accountant and is a member of the Texas Society of Certified Public Accountants. He holds a Bachelor of Business Administration degree in Accounting from Southwest Texas State University.

Duane S. Herbst has been Secretary of the Company since its formation in 1992 and Vice President of Corporate Affairs since 1996. From April 1992 until its merger with our company in September 1992, he held the office of President of Nugget. Since 1989, he has been Vice President of Rainbow Investments Company. He holds a Master of Business Administration degree from the University of Texas and a Bachelor of Science degree in Finance from Trinity University.

Bill Bray has been Vice President of Business Development since 1999 and his responsibilities include the coordination of Midcoast's acquisition expansion efforts, as well as the day-to-day management of the Company's business development activities. Mr. Bray has been with Midcoast's business development team since 1990. He holds a bachelor's degree in business administration from Fort Hays State University.

Ted Collins, Jr. has been a Director since 1997. Mr. Collins has served as President since 1988 for Collins & Ware, Inc., a private corporation active in oil and gas exploration, production and property acquisition. He served as President of Enron Oil & Gas Company from 1986 to 1988 and prior to that held positions as President with HNG/Internorth Exploration Company and HNG Oil Company as well as Executive Vice President of American Quasar Petroleum Company. Mr. Collins also serves on the boards of Hanover Compressor Company, Queen Sand Resources, Inc. and Chaparral Resources, Inc. He graduated from the University of Oklahoma with a Bachelor of Science degree in Geological Engineering.

Curtis J. Dufour III has been a Director since March 1999 and serves as Chief Executive Officer of DPI/Midcoast, Inc., a wholly-owned subsidiary of our company. Prior to its merger with and into our company in 1999, Mr. Dufour served as President of Dufour Petroleum, Inc. from 1988 until 1999, and Chief Executive Officer from 1996 until 1999. DPI was a private corporation engaged in the NGL marketing and transportation business. Prior to forming DPI, Mr. Dufour served as President of Choctaw Fuels, Inc., a company engaged in the marketing and transportation of NGLs from 1978 until 1986. He graduated from the University of Southern Mississippi with a Bachelor of Science degree in Marketing.

Richard (Dick) N. Richards has been a Director since 1996. Mr. Richards is currently Director of New Reusable Systems for The Boeing Company. Prior to 1998, he had been with NASA where he served in several capacities since 1980. Mr. Richards was an astronaut with NASA until 1995 and flew one mission as pilot and commanded three other space shuttle missions. He also served as Manager of Space Shuttle Program Integration and Mission Director of the third Hubble Space Telescope Space Shuttle servicing mission. He holds a Bachelor of Science degree in Chemical Engineering from the University of Missouri and a Master of Science in Aeronautical Systems from the University of West Florida.

Bruce Withers has served as Director since 1997. From August 1991 to October 1996, Mr. Withers served as Chairman and Chief Executive Officer of Trident NGL, Inc. and Vice Chairman of Dynegy, Inc. Dynegy is an aggregator, processor, transporter and marketer of energy products and services. Prior to joining Dynegy, Mr. Withers served as President of the Transmission and Processing Division of Mitchell Energy for 17 years. Mitchell Energy is engaged through its subsidiaries in the exploration for and production of oil and gas, natural gas processing and gas gathering and transmission. He has also served as President and Chief Operating Officer of Liquid Energy Corp. and Southwestern Gas Pipeline, two affiliates of Mitchell Energy. Mr. Withers holds a Bachelor of Science degree in Petroleum and Natural Gas Engineering from Texas A & I University.

                                  Underwriting

Midcoast has entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and Prudential Securities Incorporated are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of the common shares by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of common shares set forth opposite its name below:

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   CIBC World Markets Corp............................................   920,000
   Prudential Securities Incorporated.................................   920,000
   Banc of America Securities LLC.....................................    40,000
   Brean Murray & Co., Inc. ..........................................    20,000
   Dain Rauscher Wessels..............................................    20,000
   First Union Securities, Inc. ......................................    20,000
   Jefferies & Company, Inc. .........................................    20,000
   Petrie Parkman & Co. ..............................................    20,000
   Southcoast Capital L.L.C. .........................................    20,000
                                                                       ---------
     Total............................................................ 2,000,000
                                                                       =========

This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus supplement (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about December 14, 1999 against payment in immediately available funds. The representatives have advised Midcoast that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the representatives may offer some of the shares to certain securities dealers at the initial offering price less a concession of $.44 per share. The underwriters may also allow, and the dealers may reallow, a concession not in excess of $.10 per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Midcoast has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus supplement, permits the underwriters to purchase a maximum of 300,000 additional common shares from Midcoast to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus supplement, less the underwriting discount. If this option is exercised in full, the total price to the public will be approximately $36.9 million and the total proceeds to Midcoast will be approximately $35.1 million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriters' initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by Midcoast:

                     Total Without Exercise
       Per                     of                         Total With Full Exercise of
      Share          Over-Allotment Option                   Over-Allotment Option
      -----          ----------------------               ---------------------------
      $.80                 $1,600,000                             $1,840,000

Midcoast estimates that its total expenses of the offering, excluding the underwriting discount, will be approximately $250,000.

Midcoast has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Midcoast's directors and officers have agreed to a "lock-up" with respect to the common shares and certain other Midcoast securities that they beneficially own, including securities that are convertible into common shares and securities that are exchangeable or exercisable for common shares. This means that, subject to the exceptions described below, prior to June 5, 2000, such persons may not offer, sell, pledge or otherwise dispose of such Midcoast securities without the prior written consent of CIBC World Markets Corp. on behalf of the underwriters, which consent will not be unreasonably withheld. As part of this lock-up, Midcoast has also agreed not to issue any of its equity securities or any securities that are convertible into any of its equity securities, except as described below, for the period of 180 days following the date of this prospectus supplement.

The lock-up does not restrict Midcoast from:

 . granting options to purchase shares of common stock pursuant to any of the Midcoast stock option plans;

 . issuing shares of common stock pursuant to the exercise of the options granted under the stock option plans; or

 . issuing unregistered shares of common stock to acquire a business, provided that the transferees of such shares enter into a contractual "lock-up" similar to Midcoast's lock-up.

The director lock-up of Mr. Collins does not cover approximately one-half of the 541,097 shares of common stock (including 139,496 shares issuable upon exercise of a warrant) beneficially owned by a corporation in which he is a shareholder. These shares represent the approximate number of shares to which other shareholders of the corporation would be entitled upon its liquidation.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with applicable United States law:

 . Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

 . Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus supplement. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing the shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

 . Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold these shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither Midcoast nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the American Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

From time to time, CIBC World Markets Corp. and Prudential Securities provide financial advisory services to Midcoast for which they receive customary compensation. Midcoast may use more than ten percent of the net proceeds of the sale of the common stock to repay indebtedness it owes to Canadian Imperial Bank of Commerce, an affiliate of CIBC World Markets Corp. and Prudential Securities Credit Corp., an affiliate of Prudential Securities. Therefore, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

                                 Legal Matters

Certain legal matters relating to the validity of the common stock will be passed upon by Porter & Hedges, L.L.P., Houston, Texas. Certain legal matters related to this offering will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    Experts

Our consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Hein + Associates LLP, certified public accountants, as set forth in their report dated March 18, 1999, included in reliance upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of KPC (as defined therein) as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference into this prospectus supplement and the accompanying prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report dated March 15, 1999, included in reliance upon the authority of said firm as experts in accounting and auditing.

                         Transfer Agents and Registrars

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company at its principal office located in the City of New York.

                                  PROSPECTUS


                                 $200,000,000

                        Midcoast Energy Resources, Inc.

                                Debt Securities

                                Preferred Stock

                                 Common Stock

                                   Warrants

                  PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND
            INTEREST, ON DEBT SECURITIES UNCONDITIONALLY GUARANTEED
         BY MIDCOAST ENERGY RESOURCES, INC. AND SUBSIDIARY REGISTRANTS

-------------------------------------------------------------------------------

You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The common stock offered in this prospectus may, subject to certain conditions, also be offered and sold from time to time pursuant to this prospectus by Selling Security Holders (as defined later). See "Selling Security Holders" and "Plan of Distribution" for information about the sales of common stock pursuant to this prospectus by Selling Security Holders.

Our common stock is listed and traded on the American Stock Exchange under the symbol "MRS."

-------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved nor disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  This Prospectus is dated December 6, 1999.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                               Table of Contents

Section                                                                    Page
-------                                                                    ----
About This Prospectus.....................................................   3
Where You Can Find More Information.......................................   3
Incorporation Of Certain Documents By Reference...........................   4
Summary...................................................................   5
Forward-Looking Statements................................................   5
Use of Proceeds...........................................................   6
Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and
 Preferred Stock Dividends................................................   6
Description of Debt Securities............................................   6
Description of Capital Stock..............................................  12
Description of Warrants...................................................  13
Selling Security Holders..................................................  15
Plan of Distribution......................................................  15
Legal Matters.............................................................  16
Experts...................................................................  17

                             About this Prospectus

Midcoast Energy Resources, Inc. (the "Company," "we," "us," and "our") may offer from time to time any combination of the securities described in this prospectus. The aggregate initial offering price of the securities that we will offer will not exceed $200,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offering. This prospectus also may be used for resales of the securities issued under this prospectus. See "Use of Proceeds."

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. This means:

 . over the next two years, we may issue the debt securities, preferred stock, common stock and warrants covered by this prospectus;

 . this prospectus provides a general description of the securities we may offer;

 .  we will provide a prospectus supplement each time we issue the securities;

 . the prospectus supplement will provide specific information about the terms of that offering and also may add, update or change information contained in this prospectus.

You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      Where You Can Find More Information

We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-3 under the Securities Act of 1933, as amended ("Securities Act"), with respect to the securities we are offering. This prospectus does not contain all the information contained in the registration statement, such as our exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. We invite you to visit our web site at http://www.midcoastenergy.com. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We also provide information to the AMEX because our common stock is traded on the AMEX. You may obtain reports and other information at the offices of the AMEX at 86 Trinity Place, New York, New York 10006-1881.

                Incorporation of Certain Documents by Reference

SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to documents we file with the SEC. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Furthermore, information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, including any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), until we sell all of the securities covered by this prospectus:

 . Current Report on Form 8-K, filed on October 21, 1996 and Form 8-K/A filed on November 13, 1996;

 .  Prospectus, filed June 27, 1997, pursuant to Rule 424(b) of the Securities
    Act;

 . Current Reports on Form 8-K, filed on November 13, 1997 and Form 8-K/A filed on January 12, 1998;

 . Annual Report on Form 10-K for the year ended December 31, 1997, Form 10-K/A-1 filed on February 1, 1999 and Form 10-K/A-2 filed on February 2, 1999;

 .  Proxy Statement on Schedule 14A, filed on April 16, 1998;

 .  Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

 .  Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

 . Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and Form 10-Q/A filed on January 7, 1999;

 . Current Reports on Form 8-K, filed on September 22, 1998 and Form 8-K/A filed on November 20, 1998; and

 . The description of the Company's common stock contained in Form 8-A, filed on July 24, 1996, including any amendments or reports that have been filed to update the description.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, including any beneficial owner, a copy of any of these filings, by writing or telephoning us at the following address:

Midcoast Energy Resources, Inc.
1100 Louisiana, Suite 2950
Houston, Texas 77002
(713) 650-8900
Attention: Duane S. Herbst, Corporate Secretary

                                    Summary

The Company

The Company transports, gathers, processes and markets natural gas and other petroleum products through 57 company-owned interstate and intrastate pipelines. These pipelines include 5 transmission pipeline systems, 22 end-user pipeline systems and 30 gathering systems covering approximately 2,300 miles in nine states with an aggregate throughput capacity of over 1.9 Bcf/day. We are a Houston-based pipeline company with regional offices in Texas, Alabama, Louisiana and Mississippi.

We provide transportation services through our pipelines to end-users, natural gas producers and other pipeline companies. We also offer natural gas marketing and processing services to these same customers. In addition, we acquire or construct pipelines to supply natural gas to industrial and municipal end-users and gather natural gas at the wellhead for natural gas producers.

Business Strategy

Our principal business strategy is to increase our earnings and cash flow by acquiring pipeline systems in targeted growth areas, by enhancing the profitability of our existing systems and processing plants through increased utilization and by improving cost efficiencies.

We implement our strategy through the following steps:

 . Acquire pipeline and processing systems in areas where demand for natural gas transportation services is growing;

 . Aggressively market and expand existing pipelines and processing systems to increase their utilization;

 .  Maximize operating efficiencies by focusing on reducing costs.

 . Pursue direct sales to industrial plants and municipality end-users who seek alternative supplies to meet their energy needs; and

 .  Construct pipelines where opportunity arises.

Our principal executive offices are located at 1100 Louisiana, Suite 2950, Houston, Texas 77002, and our telephone number is (713) 650-8900.

                           Forward-Looking Statements

The statements we make in this prospectus, in any prospectus supplement, or in the documents we have incorporated by reference that are not statements of historical fact, may be "forward looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe," or similar terminology. The forward-looking statements may include discussions about business strategy and expectations concerning market position, future operations, margins, profitability, liquidity and capital resources, and statements concerning the integration into our business of the operations we have acquired. Although we believe that the expectations in such statements are or will be reasonable, we cannot give any assurance that those expectations will be correct. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or any prospectus supplement. Our operations are subject to several uncertainties, risks and other influences, many of which are outside our control and any of which could materially affect our results of operations and ultimately prove the statements we make to be inaccurate. We discuss important factors that could cause actual results to differ materially from our expectations elsewhere in this prospectus or in any prospectus supplement.

                                Use of Proceeds

Except as otherwise described in any prospectus supplement, we will use the net proceeds from the sale of securities for general corporate purposes, which may include refinancings of indebtedness, working capital, capital expenditures, acquisitions and repurchases of securities. Specific information concerning the use of proceeds from any sale of securities will be included in the prospectus supplement relating to such securities.

                     Ratio of Earnings to Fixed Charges and
            Earnings to Fixed Charges and Preferred Stock Dividends

The ratio of our earnings to our fixed charges and earnings to fixed charges and preferred stock dividends for each of the fiscal years indicated and for the nine months ended September 30, 1998 are as follows:

                                    Nine months Ended
                                      September 30,   Year Ended December 31,
                                    ----------------- ------------------------
                                          1998        1997 1996 1995 1994 1993
                                    ----------------- ---- ---- ---- ---- ----
Ratio of earnings to fixed
 charges...........................       4.25        5.99 5.35 7.16 1.72 5.24
Ratio of earnings to fixed charges
 and preferred stock dividends.....       4.25        5.99 5.08 6.14 1.33 4.01

For these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense, including amounts capitalized, that portion of rent expense which management deems to be attributable to interest costs and amortization of debt expense.

                         Description of Debt Securities

The debt securities will be the general unsecured obligation of the Company. The following description of the Company's unsecured debt securities will be of either senior notes and debentures ("Senior Debt Securities") or subordinated note and debentures ("Subordinated Debt Securities") to be issued under one or more separate indentures, in each case between the Company, the Subsidiary Guarantors (as defined later) and the Trustee, and in substantially the form that has been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. We will issue Senior Debt Securities under a Senior Indenture and Subordinated Debt Securities under a Subordinated Indenture. We refer to the Senior Indenture and the Subordinated Indenture below singularly as the Indenture or collectively as the Indentures. We refer to the Senior Trustee and the Subordinated Trustee below individually as a Trustee and collectively as the Trustees.

We have summarized selected provisions of the Indentures below. The summary is not complete. The particular terms of the debt securities we might offer and the extent to which these general provisions apply will be described in a prospectus supplement relating to the offered debt securities. We have included the forms of the Indentures under which the offered debt securities will be issued as exhibits to the registration statement, and you should read the Indentures for provisions that may be important to you.

General

The payment obligations of the Company under any debt securities may, if specified in any prospectus supplement, be fully and unconditionally guaranteed by one or more of the following subsidiaries of the Company: Magnolia Resources, Inc., Magnolia Gathering, Inc., Magnolia Pipeline Corporation, Midcoast Holdings No. One, Inc., Midcoast Marketing, Inc., Midcoast Interstate Transmission, Inc., Tennessee River Intrastate Gas Company, Inc., Mid Louisiana Gas Transmission Company, Mid Louisiana Gas Company, Midcoast Gas Pipeline, Inc., Midcoast Gas Services, Inc., and Creole Gas Pipeline Corporation (the "Subsidiary Guarantors"). If any series of debt securities is guaranteed by a Subsidiary Guarantor (a

"Subsidiary Guarantee"), the applicable prospectus supplement will identify each Subsidiary Guarantor and describe such Subsidiary Guarantee, including the circumstances in which it may be released. Any guarantee of debt securities by a Subsidiary Guarantor will be on a full and unconditional basis.

Except as may be described in any prospectus supplement, the Indentures do not limit the aggregate principal amount of debt securities that can be issued thereunder. Debt securities may be issued in one or more series, each in an aggregate principal amount authorized by the Company before issuance, and may be in any currency or currency unit that we may designate. We may issue debt securities of a series in registered or global form. The rights of holders of debt securities will be limited to the assets of the Company and the debt securities will not be obligations of any of the Company's subsidiaries, except in the case of any debt securities that are guaranteed by such subsidiaries. Except as may be described in any prospectus supplement, the Indentures do not limit the ability of the Company's subsidiaries to incur such restrictions in the future. The right of the Company to participate in the assets of any subsidiary (and thus the ability of holders of the debt securities to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary, except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such subsidiary. Unless the debt securities are guaranteed by the Company's subsidiaries, the debt securities will be structurally subordinated to creditors, including trade creditors, of subsidiaries of the Company with respect to the assets of the subsidiaries against which such creditors have a more direct claim. The Senior Debt Securities will rank equally with all of our other senior debt. The Subordinated Debt Securities will have a junior position to all of our senior debt.

Other than as may be described in a prospectus supplement, neither Indenture will contain any covenant or provision that affords debt holders protection in the event of a highly leveraged transaction by the Company. These same holders would not have any right to require the Company to repurchase the debt securities, in the event that the credit rating of any debt securities declined as a result of the Company's involvement in a takeover, recapitalization, similar restructuring or otherwise.

A prospectus supplement including the Indentures, filed as an exhibit, relating to any series of debt securities being offered by the Company will include specific terms relating to the offering. These terms will include some or all of the following:

 . the title and type of debt securities being offered, which may include medium term notes;

 .  the total principal amount of debt securities being offered;

 . whether the debt securities will be issued in one or more form of global securities and whether such global securities are to be issuable in temporary global form or permanent global form;

 . whether the debt securities will be guaranteed by any of the subsidiaries of the Company;

 . the dates on which the principal of, and premium, if any, on the offered debt securities is payable;

 .  the interest rate or the method of determining the interest rate;

 .  the date from which interest will accrue;

 .  the interest payment dates;

 .  the place where the principal, premium and interest is payable;

 .  any optional redemption periods;

 . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

 . whether the debt securities will be convertible into shares of common stock or exchangeable for other of our securities, and if so, the terms of conversion or exchange;

 . the currency or currencies, if other than U.S. dollars, in which principal payments or other payments will be payable;

 .  events causing acceleration of maturity;

 . any provisions granting special rights to holders when the specified event occurs;

 .  any changes to or additional events of default or covenants;

 . any material tax consequences and special tax implications of ownership and disposition of the debt securities; and

 .  any other terms of the debt securities.

The debt securities will be issued in registered form. There will be no service charge for any registration, transfer or exchange of debt securities. We may, however, require payment of an amount that would be sufficient to cover any tax or other governmental charge we may incur.

We may sell the debt securities at a discount (which may be substantial) below their stated principal amount, either bearing no interest or bearing interest at a rate that may be below the market rate at the time we issue the debt securities. We will describe any material tax consequences and other special considerations applicable to discounted debt securities in the prospectus supplement.

If we sell any of the offered debt securities for any foreign currency or currency unit, or if any of the principal, premium or interest, if any, is payable on any of the offered debt securities, the restrictions, elections, tax consequences, specific terms and other information pertaining to the offered debt securities and such foreign currency or foreign currency unit will be set forth in the prospectus supplement describing such offered debt securities.

Denominations

We will issue the debt securities in registered form of $1,000 each or multiples thereof or an equivalent value if the securities are issued in a foreign currency.

Subordination

Under the Subordinated Indenture, payment of the principal, interest and any premium on the Subordinated Debt Securities generally will be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness. The Subordinated Indenture provides that no payment of principal, interest and any premium on the Subordinated Debt Securities may be made in the event:

 . of any insolvency, bankruptcy or similar proceeding involving the Company or our property;

 . we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness when due;

 . of a default (other than a payment default with respect to the Senior Indebtedness) that imposes a payment blockage on the Subordinated Debt Securities for a maximum of 179 days at any one time, unless the Event of Default has been cured or waived or shall no longer exist; or

 . the principal and any accrued interest on any series of Subordinated Debt Securities has been declared due and payable upon an Event of Default described in the Subordinated Debt Indenture and such declaration has not been rescinded.

In the event of any bankruptcy, insolvency, reorganization or other similar proceeding relating to us, whether voluntary or involuntary, all of our obligations to holders of Senior Indebtedness shall be entitled to be paid in full before any payment shall be made on account of the principal of, or premium, if any, or interest, if any, on the Subordinated Debt Securities of any series.

In the event of any such bankruptcy, insolvency, reorganization or other similar proceeding, holders of the Subordinated Debt Securities of any series, together with holders of indebtedness ranking equally with the Subordinated Debt Securities, shall be entitled, ratably, to be paid amounts that are due to them, but only from assets remaining after we pay in full the amounts that we owe on our Senior Indebtedness. We will make these payments before we make any payment or other distribution on account of any indebtedness that ranks junior to the Subordinated Debt Securities. However, if we have paid in full all of the sums that we owe with respect to our Senior Indebtedness and creditors in respect of our obligations associated with such derivative products have not received payment in full of amounts due to them, then the available remaining assets shall be applied to payment in full of those obligations before any payment is made on the Subordinated Debt Securities.

In the event that we are in default on any of our Senior Indebtedness or in the event that any such default would occur as a result of certain payments, then we may not make any payments on the Subordinated Debt Securities or effect any exchange or retirement of any of the Subordinated Debt Securities unless and until such default has been cured or waived or otherwise ceases to exist.

No provision contained in the Subordinated Indenture or the Subordinated Debt Securities affects the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on and any additional amounts with respect to the Subordinated Debt Securities. The subordination provisions of the Subordinated Indenture and the Subordinated Debt Securities do not prevent the occurrence of any default or Event of Default under the Subordinated Indenture or limit the rights of the Subordinated Trustee or any holder of Subordinated Debt Securities, subject to the three preceding paragraphs, to pursue any other rights or remedies with respect to the Subordinated Debt Securities.

As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of our creditors or any of our subsidiaries or a marshaling of assets or liabilities of the Company and its subsidiaries, holders of Subordinated Debt Securities may receive ratably less than other creditors.

If this prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying prospectus supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the most recent fiscal quarter.

The Subordinated Indenture defines Senior Indebtedness to include all notes or other unsecured evidences of indebtedness, including guarantees of the Company for money borrowed by the Company, not expressed to be subordinate or junior in right of payment to any other indebtedness of the Company and all extensions of such indebtedness.

Events of Default; Remedies

The following are Events of Default under each Indenture:

 .  our failure to pay principal or any premium on any debt security when due;

 . our failure to pay any interest on any debt security when due, continued for 30 days;

 . our failure to deposit any mandatory sinking fund payment when due, continued for 30 days;

 . our failure to perform any other covenant or warranty in the Indenture that continues for 90 days after written notice;

 .  our certain events of bankruptcy, insolvency or reorganization; and

 . our any other Event of Default as may be specified with respect to debt securities of such series.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if the Trustee considers withholding of notice to be in the best interest of the holders.

If an Event of Default occurs, either the Trustee or the holders of at least 25% of the principal amount of the outstanding debt securities may declare the principal amount of the debt securities of the applicable series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the principal amount of the outstanding debt securities of such series can void the declaration. These conditions include the requirement that we have paid or deposited with the Trustee a sum sufficient to pay all overdue principal and interest payments on the series of debt securities subject to the default. If an Event of Default occurs due to certain events of bankruptcy, insolvency or reorganization, the principal amount of the outstanding debt securities of all series will become immediately due and payable without any declaration or other act on the part of either Trustee or any holder.

Depending on the terms of our indebtedness, an Event of Default under an Indenture may cause a cross default on such other indebtedness.

Other than its duties in the case of default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holder or group of holders unless the holders offer the Trustee reasonable indemnity. If the holders provide reasonable indemnification, the holders of a majority of the principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee for any series of debt securities.

The holders of a majority of the principal amount outstanding of any series of debt securities may, on behalf of all holders of such series, waive any past default under the Indenture, except in the case of a payment of principal or interest default.

We are required to provide to each Trustee an annual statement of our performance of the Company's obligations under the Indenture and any statement of default, if applicable.

Covenants

Under the Indentures, we will:

 . pay the principal, interest and any premium on the debt securities when due;

 .  maintain a place of payment;

 . deliver a report to the Trustee at the end of each fiscal year reviewing the Company's obligations under the Indentures; and

 . deposit sufficient funds with any payment agent on or before the due date for any principal, interest or any premium.

Modification or Amendment of Indentures

Under each Indenture, all rights and obligations and the rights of the holders may be modified or amended with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. No modification or amendment may, however, be made without the consent of the holders of any debt securities if the following provisions are affected:

 . change in the stated maturity date of the principal payment or installment of any principal payment;

 . reduction in the principal amount or premium on, or interest on any of the debt securities;

 . reduction in the percentage required for modifications or amendment to be effective against any holder of any debt securities.

Consolidation, Merger and Sale of Assets

Each Indenture generally permits a consolidation or merger between us and another corporation. Each Indenture also permits us to sell all or substantially all of our property and assets. If this happens, the surviving or acquiring corporation will assume all of our responsibilities and liabilities under the Indentures, including the payment of all amounts due on the debt securities and the performance of the covenants in the Indentures.

We will only consolidate or merge with or into any other company or sell all, or substantially all, of our assets according to the terms and conditions of the Indentures. The surviving or acquiring company will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor company may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding our board of directors or any of our officers are required or permitted to do may be done by the board of directors or officers of the successor company. If we sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under any Indenture and under the debt securities.

Discharge and Defeasance

We will be discharged from our obligations under the debt securities of any series at any time if we irrevocably deposit with the Trustee enough cash or government securities to pay the principal, interest, any premium and any other sums due through the stated maturity date or redemption date of the debt securities of the series. In this event, the Company will be deemed to have paid and discharged the entire indebtedness on all outstanding debt securities of the series. Accordingly, the Company's obligations under the applicable Indenture and the debt securities of such series to pay any principal, premium, or interest, if any, shall cease, terminate and be completely discharged. The holders of any debt securities shall then only be entitled to payment out of the money or government securities deposited with the Trustee and such holders of debt securities of such series will not be entitled to the benefits of the Indenture except as relate to the registration, transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities.

Payment and Paying Agents

We will pay the principal, interest and premium on fully registered securities at designated places. We will pay by check mailed to the person in whose name the debt securities are registered on the day specified in the Indentures or any prospectus supplement. We will pay debt securities payments in other forms at a place we designate and specify in a prospectus supplement.

Form, Exchange, Registration and Transfer

Fully registered debt securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for such purposes without the payment of any service charge except for any tax or governmental charge. The registered securities must be duly endorsed or accompanied by a written instrument of transfer, if required by us or the security registrar. We will describe any procedures for the exchange of debt securities for other debt securities of the same series in the prospectus supplement for that offering.

Global Securities

We may issue the debt securities of a series in whole or in part in the form of one or more global certificates that will be deposited with a depositary we identify in a prospectus supplement. We may issue global securities in registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or part for the individual Debt Securities it represents, the depositary or its nominee may not transfer a global security except as a whole. The depositary for a global security and its nominee may only transfer the global security between themselves or their successors.

We will make principal, premium and interest payments on global securities to the depositary or the nominee it designates as the registered owner for such global securities. The depositary or its nominee will be responsible for making payments to you and other holders of interests in the global securities. We and the paying agents will treat the persons in whose names the global securities are registered as the owners of such global securities for all purposes. Neither we nor the paying agents have any direct responsibility or liability for the payment of principal, premium or interest to owners of beneficial interests in the global securities.

                          Description of Capital Stock

As of December 31, 1998, our authorized capital stock was 25,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of that date, we had 5,719,665 shares of common stock outstanding, including 141,000 shares held in treasury, and no shares of preferred stock outstanding. We have summarized below the key terms and provisions of the Company's capital stock. The descriptions are not complete. You should read the actual provisions of our Articles of Incorporation, as amended ("Articles"), and our bylaws that relate to your individual investment strategy. We have previously filed our Articles and bylaws with the SEC.

Preferred Stock

The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock we may offer. If we offer preferred stock, we will describe the specific designations and rights in the prospectus supplement and we will file a description with the SEC.

Our Articles authorize us to issue up to 5,000,000 shares of preferred stock, none of which are currently outstanding. Our board of directors can, without approval of stockholders, issue one or more series of preferred stock. The board of directors can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

The preferred stock will, when issued, be fully paid and non-assessable.

We will name the transfer agent, registrar, and dividend disbursement agent for a series of preferred stock in a prospectus supplement. The registrar for shares of preferred stock will send notices to stockholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

Common Stock

Listing. Our outstanding shares of common stock are listed on the AMEX under the symbol "MRS." Any additional common stock we issue will also be listed on the AMEX.

Dividends. Common stockholders may receive dividends if the board of directors declares them out of legally available funds. We may pay dividends in cash, stock or another form. In certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders.

Fully Paid. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Voting Rights. Each share of common stock is entitled to one vote in the election of directors and other matters. A majority of the issued and outstanding common stock constitutes a quorum at any meeting of stockholders, and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Articles. Common stockholders are not entitled to preemptive or cumulative voting rights.

Other Rights. We will notify common stockholders of any stockholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders.

Transfer Agent and Registrar. Our transfer agent and registrar is American Stock Transfer & Trust Company, New York, New York.

Outstanding Warrants

The Company has outstanding Warrants. Warrants to acquire 109,999 shares of common stock at a price of $12.909 per share commencing in August 1998 were outstanding at December 31, 1998. These warrants expire in August 2001. We issued the warrants in our 1996 public offering, and they are registered under the Securities Act.

In October 1997, we completed our acquisition through merger of Republic Gas Partners, L.L.C. ("Republic"), which was owned by Cortez Natural Gas, Inc. ("Cortez"), a corporation controlled by a member of our board of directors, Republic Gas Corporation ("RGC") and Riverbend Gas Company ("Riverbend"). As a result of the merger, Cortez, RGC and Riverbend collectively received, among other consideration, warrants to acquire up to 137,502 shares of common stock at a price of $19.773 per share, commencing in October 1997. This total number of warrants includes warrants for 110,001 shares of common stock and an additional 27,501 warrants subject to certain contingencies. These warrants expire in October 2000. In connection with this acquisition, the Company granted Cortez, RGC and Riverbend certain demand and piggyback registration rights regarding the shares of common stock and warrants purchased.

                            Description of Warrants

We may issue warrants, including warrants to purchase debt securities, preferred stock, common stock or other securities. We may issue warrants independently or together with other securities that may be attached to or separate from the warrants. We will issue each series of warrants under a separate warrant agreement that will be entered into between us and a bank or trust company, as warrant agent, and will be described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as an agent of the Company in connection with the warrant of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following describes certain general terms and provisions of the warrants offered in this prospectus. We will set forth further terms of the warrants and the applicable warrant agreement in the applicable prospectus supplement.

Debt Warrants

The applicable prospectus supplement will describe the terms of any debt warrants, including the following:

  (1) the title of such debt warrants;

  (2) the offering price for such debt warrants;

  (3) the aggregate number of such debt warrants;

  (4) the designation and terms of such debt securities purchasable upon exercise of such debt warrants;

  (5) if applicable, the designation and terms of the securities with which such debt warrants are issued and the number of such debt warrants issued with each security;

  (6) if applicable, the date from and after which such debt warrants and any securities issued therewith will be separately transferable;

  (7) the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise;

  (8) the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire;

  (9) if applicable, the minimum or maximum amount of such debt warrants which may be exercised at any one time;

 (10) whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered form;

 (11) information with respect to book-entry procedures, if any;

 (12) the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable;

 (13) if applicable, a discussion of certain United States federal income tax considerations;

 (14) the antidilution provisions of such debt warrants, if any;

 (15) the redemption or call provisions, if any, applicable to such debt warrants; and

 (16) any additional terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of such debt warrants.

Common and Preferred Stock Warrants

The applicable prospectus supplement will describe the terms of any warrants for common stock or preferred stock the Company issues, including:

  (1) the title of such warrants;

  (2) the offering price of such warrants;

  (3) the aggregate number of such warrants;

  (4) the designation and terms of the common stock or preferred stock issued by the Company purchasable upon exercise of such warrants;

  (5) if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

  (6) if applicable, the date from and after which such warrants and any securities issued therewith will be separately transferrable;

  (7) the number of shares of common stock or preferred stock issued by the Company purchasable upon exercise of the warrants and the price at which such shares may be purchased upon exercise;

  (8) the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

  (9) if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

 (10) the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable;

 (11) if applicable, a discussion of certain United States federal income tax considerations; and

 (12) the antidilution provisions of the warrants, if any.

Warrants for the purchase of preferred stock or common stock will be in registered form only. Prior to the exercise of any warrants, holders of such warrants will not have any of the rights of holders of common stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the common stock purchasable upon such exercise, or to exercise any applicable right to vote.

                            Selling Security Holders

This prospectus has also been prepared for use by persons who may be entitled to offer common stock under circumstances requiring the use of a prospectus (such persons being referred to as "Selling Security Holders"); provided, however, that no Selling Security Holder will be authorized to use this prospectus for an offer of such common stock without first obtaining our consent. We may consent to the use of this prospectus by Selling Security Holders for a limited period of time and subject to limitations and conditions, which may be varied by agreement between us and the Selling Security Holders. Information identifying any such Selling Security Holder and disclosing such information concerning the Selling Security Holder and the amount of common stock to be sold as may then be required by the Securities Act and the rules of the SEC will be set forth in a supplement to this prospectus.

                              Plan of Distribution

We may sell the securities in or outside of the United States pursuant to this prospectus: (1) through underwriters or dealers; (2) directly to a limited number of purchasers or to a single purchaser; or (3) through agents. A prospectus supplement with respect to the securities will describe the terms of specific offerings of the securities, including the name or names of any underwriters or agents, the purchase price of the securities and the proceeds to us from such sales, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we use underwriters in the sale, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, we will set forth the managing underwriter or underwriters on the cover of such prospectus supplement. Unless otherwise described in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the securities in any such sale will be subject to conditions precedent, and the underwriters will be obligated to purchase all the securities if any are purchased.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, under which the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers for the securities they sell for their account if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities then offered, which price may be higher than the price that might otherwise prevail in the open market, and, if commenced, these activities may be discontinued at any time.

If we use dealers in any of the sales of securities covered by this prospectus, we will sell those securities to dealers as principals. The dealers may then resell the securities to the public at varying prices the dealers determine at the time of resale. The names of the dealers and the terms of the transaction will be described in a prospectus supplement.

Agreements with Selling Security Holders permitting use of this prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by us; that Selling Security Holders enter into custody agreements with one or more banks with respect to the securities offered; and that sales be made only by one or more of the methods described in this prospectus, as appropriately supplemented or amended when required. The Selling Security Holders may be deemed to be underwriters within the meaning of the Securities Act.

Upon the Company's being notified by a Selling Security Holder that it proposes to make a block trade, a prospectus supplement, if required, will be filed pursuant to Rule 424 under the Securities Act, disclosing the name of the broker or dealer, the number of shares of common stock involved, the price at which such shares of common stock are being sold by such Selling Security Holder, and the commissions to be paid by such Selling Security Holder to such broker or dealer.

We may sell the securities directly or through agents we designate from time to time. Any agent involved in the offer or sale of the securities this prospectus covers will be named, and any commissions payable by us or by the Selling Security Holders to an agent will be described, in a prospectus supplement relating thereto. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Agents, dealers and underwriters may be entitled under agreements entered into with us or with the Selling Security Holders to indemnification by us or by the Selling Security Holders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services on behalf of us in the ordinary course of business.

We or the Selling Security Holders may sell the securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in a prospectus supplement.

If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions we set forth in the prospectus supplement, and the prospectus supplement will describe the commission payable for solicitation of such contracts.

Each series of debt securities we offer will be a new issue of securities and will have no established trading market. The securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the securities.

Our outstanding shares of common stock are listed on the AMEX under the symbol "MRS." Any additional common stock we issue will also be listed on the AMEX.

                                 Legal Matters

Certain legal matters relating to the validity of the debt securities, preferred stock, common stock and warrants will be passed upon by Porter & Hedges, L.L.P., Houston, Texas. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    Experts

Our consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this registration statement and prospectus, have been audited by Hein + Associates LLP, certified public accountants, as set forth in their report, incorporated by reference herein, in reliance upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the AlaTenn Subsidiaries as of December 31, 1996 and 1995 and for the three years in the period ended December 31, 1996, incorporated by reference in this registration statement and prospectus, have been audited by Hein + Associates LLP, certified public accountants, as set forth in their report, incorporated by reference herein, in reliance upon the authority of said firm as experts in accounting and auditing.

The historical summary of revenue and direct operating expenses of the Koch Hydrocarbons Company--Harmony Gas Processing Plant for the year ended December 31, 1995, incorporated by reference in this registration statement and prospectus, have been audited by Hein + Associates LLP, certified public accountants, as set forth in their report, incorporated by reference herein, in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Republic Gas Partners, L.L.C. and Subsidiaries as of September 30, 1997 and December 31, 1996 and for the twenty-one month period ended September 30, 1997, incorporated by reference in this registration statement and prospectus, have been audited by Hein + Associates, LLP, certified public accountants, as set forth in this report incorporated by reference herein, in reliance upon the authority of said firm as experts in accounting and auditing.

The historical summary of revenue and direct operating expenses of the Anadarko Gas Gathering System of El Paso Field Services Company, a business unit of El Paso Energy Corporation for the year ended July 31, 1998, incorporated by reference in this registration statement and prospectus, have been audited by Hein + Associates LLP, certified public accountants, as set forth in their report, incorporated by reference herein, in reliance upon the authority of said firm as experts in accounting and auditing.

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                                [MIDCOAST LOGO]

                        Midcoast Energy Resources, Inc.

                               2,000,000 Shares

                                 Common Stock

                           -------------------------

                             PROSPECTUS SUPPLEMENT

                           -------------------------

                               December 8, 1999



                              CIBC World Markets

                             Prudential Securities


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You should rely only on the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If you receive any unauthorized information, you must not rely on it. We are offering to sell the securities only in jurisdictions where sales are permitted. You should not assume that the information we have included in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.